

MARSHALL EDWARDS, INC.

2007 Annual Report


SEC MAIL PROCESSING
RECEIVED
OCT 2 6 2007
WASH. D.C.
210
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 000-50484

Marshall Edwards, Inc.
(Exact name of registrant as specified in its charter)

DELAWARE	51-0407811
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*

140 Wicks Road, North Ryde, NSW, 2113 Australia
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(011) 61 2 8877- 6196

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.00000002 par value	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant was approximately $42.5 million based on the closing price of the registrant's Common Stock as reported on the Nasdaq Global Market on December 29, 2006.

As of August 31, 2007, the number of shares outstanding of the issuer's common stock, $0.00000002 par value, was 68,854,938.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of this registrant's definitive proxy statement for its 2007 annual meeting to be filed with the U.S. Securities and Exchange Commission no later than 120 days after the end of the fiscal year are incorporated by reference in Part III of this Annual Report on Form 10-K.

MARSHALL EDWARDS, INC.

TABLE OF CONTENTS

Cautionary Statement about Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in "Risk Factors" and elsewhere in this Form 10-K, including, among other things:

- our limited operating history;
- our inability to obtain required additional financing or financing available to us on acceptable terms;
- costs and delays in the development and/or receipt of U.S. Food and Drug Administration (the "FDA") or other required governmental approvals, or the failure to obtain such approvals, for our product candidates;
- uncertainties in clinical trial results;
- our failure to successfully commercialize our product candidates;
- our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
- our inability to control the costs of manufacturing our products;
- continued cooperation and support of Novogen Limited, our parent company;
- competition and competitive factors;
- our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;
- our inability to operate our business without infringing the patents and proprietary rights of others;
- costs stemming from our defence against third party intellectual property infringement claims;
- difficulties in enforcement of civil liabilities against our officers and directors who are residents of jurisdictions outside the United States;
- general economic conditions;
- the failure of any products to gain market acceptance;
- technological changes;
- government regulation generally and the receipt of the regulatory approvals;
- changes in industry practice; and
- one-time events.

These risks are not exhaustive. Other sections of this Annual Report on Form 10-K includes additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

PART I

Item 1. *Business*

Overview of Our Business

We are a developmental stage pharmaceutical company listed on the Nasdaq Global Market under the symbol "MSHL". We were incorporated on December 1, 2000 as a wholly-owned subsidiary of Novogen Limited ("Novogen"), an Australian company. Novogen's ordinary shares trade on the Australian Stock Exchange under the symbol "NRT," and American Depositary Receipts trade in the United States under the symbol "NVGN" on the Nasdaq Global Market. As at the date of this report Novogen owns approximately 71.9% of our outstanding common stock.

We commenced operation in May 2002 and our business purpose is the development and commercialization of drugs for the treatment of cancer. We are presently engaged in the clinical development and commercialization of a drug candidate called phenoxodiol which we have licensed from a subsidiary of Novogen. We believe that phenoxodiol may have broad application against a wide range of cancers. Phenoxodiol appears to target a number of key components involved in cancer cell survival and proliferation based on the emerging field of signal transduction regulation, with little or no effect on normal cells detected in pre-clinical testing. We have also licensed two other anti-cancer compounds, NV-196 and NV-143, from a subsidiary of Novogen.

Our strategy is to undertake further clinical development and testing of phenoxodiol, focusing on those therapeutic indications that will expedite drug marketing approval by regulatory bodies, leading to phenoxodiol's commercialization and wide scale distribution. We also plan to develop NV-196 and NV-143 for therapeutic indications not currently targeted by phenoxodiol.

Phenoxodiol commenced Phase I clinical studies in Australia in 2000 and currently is undergoing a pivotal Phase III study in combination with carboplatin for women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin and carboplatin), and has recently completed a Phase Ib study in the United States in patients with cervical cancer and a Phase Ib study in Australia in patients with hormone-refractory prostate cancer.

NV-196 is being developed initially in oral form for pancreatic and bile duct cancer and has completed a Phase I human clinical trial. NV-143 is targeted for the treatment of melanoma also in oral dose form and is in the pre-clinical testing stage.

Recent Developments

In April 2007, we announced that we had renegotiated with Novogen the timing of the payments of our annual $8.0 million milestone license payments for phenoxodiol due under the terms of our license agreement. Under the terms of an Amendment Deed to the original license agreement the payment of the future milestone license fees due on December 31, 2007 and each year subsequently will now commence at the end of the calendar year in which the FDA approves a new drug application for phenoxodiol or phenoxodiol first receives approval for marketing in the U.S. or any other country.

In April 2007, we announced that Novogen had advised us that it had been granted patent claims in the United States to pharmaceutical compositions of phenoxodiol. These rights are included in the patent rights licensed to us under the terms of our license agreement.

On August 1, 2007, we entered into a securities subscription agreement with certain accredited investors providing for the private placement of 5,464,001 shares of our common stock at a purchase price of $3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. The warrants have an exercise price of $3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, on August 6, 2012. We also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to Blue Trading, LLC have an exercise price of $3.00 per share and each warrant is convertible for 4 shares of common stock. These warrants may be exercised immediately and will expire five years from the date of issuance, on August 6, 2012. We closed the private placement on August 6, 2007 and we received gross proceeds of $16.4 million.

We have entered into a registration rights agreement with the investors party to the securities subscription agreement, and Blue Trading, LLC, and have agreed to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") for the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the Securities Subscription Agreement for resale thereunder.

In addition, we have terminated our Standby Equity Distribution Agreement (the "SEDA"), dated as of July 11, 2006, with Cornell Capital Partners, LP, as amended.

Recent Clinical Developments

During fiscal year 2007, we made progress in the clinical development of phenoxodiol including:

- In September 2006, we announced the results of a preclinical study conducted at Purdue University which suggests that phenoxodiol may be effective in the treatment of prostate cancer through its ability to target a protein, the 75 alpha protein, an isoform of tumor-associated NADH oxidase (or tNOX), which appears to be the particular tNOX isoform found in prostate cancer patients. This study provides further support that a surface oxidase is a target for phenoxodiol.
- In November 2006, we announced that the first patient commenced treatment in the Phase III OVATURE clinical trial (known as OVATURE). The OVATURE trial is being conducted under a Special Protocol Assessment ("SPA") where the U.S. Food and Drug Administration (the "FDA") in the U.S. reviewed and agreed with the study design of the pivotal Phase III study of phenoxodiol in combination with carboplatin for women with platinum-resistant ovarian cancer. The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides acknowledgement that the study design including patient numbers, clinical endpoints and analyses, are acceptable to the FDA. As a fast track product, phenoxodiol will be eligible to apply for accelerated approval and priority review of the marketing application by the FDA for this indication.

New Director

In March 2007, the Board of Directors appointed Mr. William Rueckert to the Board. Mr. Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specializing in community banks. Mr. Rueckert is a Director of Emergency Filtration Products, Inc., a public manufacturer and marketer of respiratory filtration devices and Mr. Rueckert is a member of the Board of Directors of Glycotex, Inc. an 81.3 percent owned unlisted subsidiary of Novogen Limited. Prior to his current positions, from 1991 to 2006 he was president and director of Rosow & Company, a private investment firm based in Connecticut. Mr. Rueckert has been president and director of Eastern Capital Development, LLC from 1999 to 2005, treasurer of Moore & Munger, Inc., a company with interests in the petroleum and resort development industries, from 1988 until 1990, and was president of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988. Among his many civic associations, Mr. Rueckert is director and president of the Cleveland H. Dodge Foundation, a private philanthropic organization in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

In June 2007, we announced that Dr Graham Kelly had retired as a member of our Board of Directors.

Scientific Overview

Phenoxodiol, NV-196 and NV-143 belong to a class of drugs that we refer to as Multiple Signal Transduction Regulators ("MSTRs").

Signal transduction refers to the means by which cells respond to chemical signals that come from within the cell itself, from neighboring cells, and from elsewhere in the body. These signals regulate such vital functions as the growth and survival of the cell. We believe that malfunctions in key components of the signal transduction process (whereby a series of chemical signals within a cell leads to the expression of a particular function) are fundamental to neoplastic diseases such as cancer, where cells respond abnormally to normal levels of signals, typically by over-responding to them with increased cell growth and survival.

We believe that identifying malfunctions in the signal transduction process and then designing drugs to block or correct them has become a basis for the development of the next generation of anti-cancer drugs. These drugs have become known as signal transduction inhibitors. These drugs are being designed to target a specific signaling pathway, which typically is over-active in a tumor cell, and by blocking progression of the signal, prevent or reduce the ability of the tumor cell to divide or to survive. We believe that single signal transduction inhibitors, while displaying anti-tumor activity against a small number of different types of cancer, generally have failed to provide more than modest prolongation of survival of cancer patients. We believe this is because most human cancers involve errors of multiple signaling pathways, and inhibition of a single pathway by any one drug alone cannot reasonably be expected to provide more than a temporary halt to cancer progression.

We believe that our three drug candidates increase the potency of signal transduction inhibitors by targeting multiple signaling pathways, and in particular, those pathways vital to the survival of most, if not all, human cancer cells. In the term MSTR, "multiple" refers to the fact that more than one signaling pathway is targeted by the drug, and "regulator" refers to the fact that while the drug predominantly inhibits errant 'pro-survival' signaling pathways, it conversely can also activate 'pro-death' signaling pathways to facilitate cancer cell death.

We believe that our three drug candidates are able to exert a multiplicity of effects, including both 'pro-survival' and 'pro-death' signaling systems, as a result of the primary target on the tumor cell being a protein whose function in the tumor cell is so fundamental to cell biochemistry that to shut it down produces a broad range of adverse biochemical consequences.

The potential explanation for this effect on the fundamental biochemistry of tumor cells was provided by a discovery of a research team at Purdue University in Indiana. This team has a long-standing research interest in a family of proteins at the cell surface that are involved in electron transport across the cell membrane. This function is so fundamental to normal cell function and viability, that any loss of function of this electron pump will disrupt a wide range of biochemical processes. One of the key components of this electron pump mechanism is a cell surface protein known as NADH oxidase. These proteins are situated on the outside of the cell membrane of all living matter, and regulate the flow of waste hydrogen across the cell membrane. The Purdue University studies have now shown that all forms of human cancer express a variant form of the surface oxidase, known as tumor-specific NADH oxidase. In cancer cells, phenoxodiol appears to block the surface oxidase, with the resulting inhibition of hydrogen ion removal (H+ efflux) from the cell. This leads to extensive disruption to signaling pathways and to eventual inhibition of cell proliferation and activation of apoptosis, the process of programmed cell death by which a cell dies naturally. Phenoxodiol appears to have little or no effect on the normal cell form of oxidase, providing an explanation for how phenoxodiol selectively targets cancer cells for its cytotoxic effects.

A research team at Victoria University in New Zealand, headed by Professor Michael Berridge, head of the Malaghan Institute of Medical Research at the University of Wellington School of Medicine, has independently validated the mechanism of action of phenoxodiol via surface oxidase inhibition. Phenoxodiol inhibited plasma membrane electron transport and cell proliferation in cancer cell lines and some primary immune cells.

Other studies at The Hanson Institute, Centre for Cancer Research at Royal Adelaide Hospital in Australia have demonstrated that the potent anti-tumour and anti-angiogenic properties of phenoxodiol are associated with down regulation of a key signal transduction molecule, sphingosine kinase. Sphingosine kinase is a terminal component of the plasma membrane sphingomyelin pathway leading to the formation of sphingosine-1-phosphate, a key pro-survival secondary messenger acting via the signal transduction protein kinase (Akt). Two important biological outcomes of this are (i) cytostasis, through p53-independent induction of the cell cycle regulatory protein, p21WAF1/CIP1, and (ii) apoptosis, through inhibition of phosphorylation of the anti-apoptotic factors, XIAP (inhibitor of apoptosis protein) and FLIPshort (caspase-8 inhibitory protein), thereby facilitating activation of executioner caspases via the tumour necrosis factor (TNF) family of death receptors. The Purdue group have shown this effect is a consequence of the interaction between phenoxodiol and the surface oxidase on cancer cells.

This finding is relevant because of results from laboratory studies at Yale University that have revealed that the killing effect of phenoxodiol on cancer cells occurs through the loss of the ability of the tumor cell to manufacture anti-apoptosis proteins such as XIAP and c-FLIP. Collectively, these third party studies provide a rational mechanism of action of phenoxodiol starting with the inhibition of surface oxidase, leading in turn to the loss of intracellular sphingosine-1-phosphate (S-1-P), and eventually to the loss of anti-apoptosis proteins.

Recent laboratory studies conducted by Novogen and Yale University have confirmed that this chain of biochemical events following exposure of tumor cells to phenoxodiol also provides an explanation for why phenoxodiol is able to reverse resistance to standard anti-cancer drugs such as platinums, gemcitabine and taxanes.

Phenoxodiol appears to restore sensitivity to these drugs in cells such as ovarian cancer cells that have acquired resistance to these drugs. In addition, pretreatment of tumor cells with phenoxodiol considerably increases the sensitivity of non-resistant tumor cells to the cytotoxic effects of standard chemotherapy drugs. These effects are achieved without increasing the toxicity of the standard chemotherapy drugs to non tumor-cells.

Overall Clinical Development Strategy for Phenoxodiol, NV-196 and NV-143

Phenoxodiol

Based on the early clinical and pre-clinical work conducted on phenoxodiol, we believe that phenoxodiol has the potential to become a treatment option for a wide range of human cancers, and to be employed at various stages of cancer development ranging from early-stage cancer through to late-stage cancer.

The immediate priority is to focus on those therapeutic indications that will expedite drug marketing approval of phenoxodiol by regulatory bodies. To this end, we will continue to focus on three forms of cancer — ovarian cancer, prostate adenocarcinoma, and squamous cell carcinoma of the cervix and vagina.

In ovarian cancer, we are testing the ability of phenoxodiol to overcome chemotherapy drug resistance mechanisms, reversing resistance to platinums and taxanes in particular. This is a Phase III pivotal study (known as OVATURE) in patients who have become resistant or refractory to at least 2 lines of platinum therapy, where phenoxodiol will be tested in combination with weekly carboplatin to delay tumor progression as measured by progression-free survival.

Phenoxodiol also is being developed for use in squamous cell carcinoma (SCC) of the cervix, vagina and vulva. A Phase I study is ongoing with a view to providing evidence of both a biological and clinical effect in this aggressive form of cancer. A positive outcome in the current study could lead to two potential therapeutic indications: (i) the use of phenoxodiol as a monotherapy in early-stage disease including pre-malignant disease; and (ii) the use of phenoxodiol in combination with standard drugs such as cisplatin for the treatment of non-resectable disease.

Prostate cancer is the third tumor type that we believe is likely to be responsive to phenoxodiol therapy. We have completed a Phase II study in advanced hormone refractory disease and we are currently assessing the feasibility of conducting a Phase II study using phenoxodiol as first line treatment in early stage disease. Both of these studies address areas of unmet medical need in this common cancer. Our ability to proceed with all these studies concurrently will depend on available financial resources.

NV-196 and NV-143

NV-196, is a synthetic anti-cancer compound developed by Novogen, based on an isoflavan ring structure. Similar to phenoxodiol, NV-196 is a signal transduction inhibitor. Preliminary screening studies conducted by Novogen have identified NV-196 as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. NV-196 is currently in Phase I human testing and is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.

NV-143 is currently in pre-clinical testing. Preliminary screening studies have identified broad anti-cancer activity against cancer cells representative of melanoma, glioma, prostate, ovarian, breast and lung cancer. NV-143 also exhibits broadly acting chemo-sensitizing activity or the ability to increase the sensitivity of cells to chemotherapeutic drugs that are used to control the growth of cancer cells. Ongoing research is being undertaken to establish the mechanisms by which NV-143 elicits its anti-cancer/chemo-sensitizing effect. NV-143 is initially being developed to target the treatment of melanoma.

Both of these new drug candidates are analogues of phenoxodiol, but exhibit significantly different biologies to phenoxodiol. In parallel with phenoxodiol, both drug candidates display pre-clinical anti-cancer activity across a broad range of tumor types, high selectivity for cancer cells, and the ability to chemo-sensitize tumor cells to the cytotoxic effects of most standard chemotoxic drugs. However, both drugs differ from phenoxodiol in showing a substantially greater ability to induce apoptosis in pancreatic cancer, bile duct cancer, and melanoma cells; they also show an ability to increase the sensitivity of cancer cells to radiotherapy (radiosensitizers).

We are now engaged in a program that seeks to bring both drug candidates to market as agents that will provide chemo-sensitization and/or radio-sensitization across a number of tumor types, but particularly pancreatic cancer, bile duct cancer for NV-196 and malignant melanoma for NV-143.

The first NV-196 Phase Ia study in three patients confirmed the bioavailability of the oral dosage form. That study showed that an oral dosing regimen had the potential to deliver therapeutically-relevant plasma levels of the drug, and that short-term therapy with NV-196 was well tolerated. NV-196 has also completed a second Phase Ia safety and pharmacokinetic (how the drug is absorbed and metabolised) study in nine patients at the Brisbane Mater Hospital.

NV-143 is still undergoing pre-clinical evaluation for determination of its potential in the treatment of malignant melanoma and is not expected to enter clinical trials until the results of pre-clinical testing are complete.

Competition

The development of phenoxodiol and other drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which phenoxodiol is being developed. Some of these potential competing drugs are further advanced in development than phenoxodiol and may be commercialized sooner. Even if we are successful in developing effective drugs, phenoxodiol may not compete successfully with products produced by our competitors.

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition for us. Many of our competitors developing oncology drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with Novogen, our services provider, in recruiting qualified personnel. They compete with us in recruiting eligible patients to participate in clinical studies and in attracting partners for joint ventures. They also licence technologies that are competitive with our technologies. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

Intellectual Property

Novogen has been granted patents and has additional patent applications pending in a number of countries which cover a family of chemically related compounds with potentially broad ranging and complementary anti-cancer effects. Novogen has granted to us an exclusive licence, with respect to its patent rights and intellectual property know-how to develop, market and distribute any one of these compounds, phenoxodiol, NV-143 and NV-196, as anti-cancer agents, except in topical form.

Phenoxodiol

We have licensed from Novogen the rights to the Novogen patents and applications as they relate to phenoxodiol as an anti-cancer agent. Excluded from these rights is phenoxodiol in a topical formulation. The patent rights we have licensed from Novogen can be largely classified into two broad groups: patent rights relating to phenoxodiol used as an anti-cancer agent, which we refer to as "therapeutic patent rights," and patent rights relating to the manufacture of phenoxodiol for anti-cancer purposes, which we refer to as "manufacturing patent rights." The pending and issued Novogen patent rights can be further broken down into four families, three families belonging to the therapeutic patent rights and one family belonging to the manufacturing patent rights. The three families in the therapeutic patent rights relate to:

- phenoxodiol in the treatment of cancer (thirteen patents pending and ten patents issued);
- compositions and methods for protecting skin from ultraviolet induced immunosuppression and skin damage, including phenoxodiol (five patents pending and eight patents issued); and
- therapeutic methods and compositions involving isoflav-3-ene and isoflavan structure, including phenoxodiol (twelve patents pending and one patent granted).

The family relating to the manufacturing patent rights relate to:

- the production of isoflavone derivatives, including phenoxodiol (fourteen patents pending and four patents issued; *one of these pending applications has recently been allowed and is anticipated to proceed to grant in the coming months).*

Regarding the treatment of cancer, Novogen has been granted a U.S. Patent (No. 6,649,648) by the United States Patent and Trademark Office (USPTO) relating to the treatment of cancerous disease with isoflavone derivatives including phenoxodiol. U.S. Patent 6,649,648 also includes claims specifically directed to the treatment of ovarian cancer, breast cancer, prostate cancer, uterine cancer, bowel cancer, testicular cancer, endometrial cancer, leukemia and metastatic cancer with isoflavone derivatives including phenoxodiol.

More recently, Novogen has been granted U.S. Patent No. 7,202,273 with broad claims to pharmaceutical compositions comprising phenoxodiol.

NV-143 and NV-196

We have also licensed from Novogen the rights to patent applications as they relate to two novel anti-cancer compounds, NV-143 and NV-196. These compounds are isoflavan derivatives of phenoxodiol. The licensed patent rights relate to the novel compounds themselves ("composition of matter" rights) and to uses of these compounds as anti-cancer agents and sensitizers of cancer cells and tumors to chemotherapy and radiotherapy. The patent rights fall into two families of patent applications:

- composition of matter rights in respect of NV-143 and NV-196 and uses of these compounds as anti-cancer agents (four national patents, twelve pending patent applications and one international Patent Co-operation Treaty (PCT) pending); and
- uses of NV-143 and NV-196 as chemo-sensitizers and radiosensitizers of tumors and cancer cells (eleven patents pending).

As patent applications in the United States are maintained in secrecy until published by the USPTO at 18 months from filing, for all cases filed after November 29, 2000, or at issue, for cases filed prior to November 29, 2000. We cannot be certain that Novogen was the first to make the inventions covered by the Novogen patents and applications referred to above. Additionally, publication of discoveries in the scientific or patent literature often lag behind the actual discoveries. Moreover, pursuant to the terms of the Uruguay Round Agreements Act, patents filed on or after June 8, 1995 have a term of twenty years from the date of such filing, irrespective of the period of time it may take for such patent to ultimately issue. This may shorten the period of patent protection afforded to therapeutic uses of phenoxodiol or to NV-143 or NV-196, as patent applications in the biopharmaceutical sector often take considerable time to issue. However, in some countries the patent term may be extended.

In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of information that is deemed confidential. The agreements also oblige our consultants, advisors and collaborators to assign to us developments, discoveries and inventions made by such persons in connection with their work with us relating to our products. We cannot be sure that confidentiality will be maintained or disclosure prevented by these agreements. We also cannot be sure that our proprietary information or intellectual property will be protected by these agreements or that others will not independently develop substantially equivalent proprietary information or intellectual property.

The pharmaceutical industry is highly competitive and patents may have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol, NV-143 or NV-196. Use of these compounds and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties, existing now and in the future. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties. We cannot be sure that any licence required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licences, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licences may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.

Relationship with Novogen

Novogen has been granted patents and has additional patent applications pending in a number of countries pertaining to phenoxodiol's family of compounds (and to phenoxodiol itself) in their use in anti-cancer therapeutics. Novogen has granted to us an exclusive licence under its patent rights and intellectual property rights in its relevant know-how to develop, market and distribute all forms of administering phenoxodiol for anti-cancer applications, except topical applications.

In May 2006, under the terms of the licence option deed with Novogen, we licenced two oncology compounds, NV-196 and NV-143, which qualified as option compounds. NV-196 is being developed initially in oral form for pancreatic and bile duct cancer and is currently in Phase I human testing. NV-143 is targeted for the treatment of melanoma, also in oral dose form, and is in pre-clinical testing stage. Under the terms of the licence agreement for NV-196 and NV-143, Novogen has granted to us an exclusive licence under its patent rights and the intellectual property rights in its relevant know-how to develop, market and distribute all forms of administering NV-196 and NV-143 for anti-cancer applications, except topical applications.

Novogen is active in the discovery and development of new drugs based on the emerging field of signal transduction regulation. Signal transduction regulators offer the potential for effective, well-tolerated treatment of common diseases, including cancer. Novogen has developed a family of chemically related compounds with potentially broad ranging and complementary anti-cancer effects.

We have entered into certain key agreements with Novogen which are discussed below.

Phenoxodiol

Under the licence agreement, Novogen granted us an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialize and distribute all forms of administering phenoxodiol except topical applications. The agreement covers uses of phenoxodiol in the field of prevention, treatment or cure of cancer in humans. Our business is currently focused on advancing the clinical program underway for the development of phenoxodiol.

NV-196 and NV-143

Under a second licence agreement, Novogen granted us an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialize and distribute all forms of administering NV-196 and NV-143, except topical applications. The agreement covers uses of NV-196 and NV-143 in the field of prevention, treatment or cure of cancer in humans. Our business is also currently focused on advancing the clinical program underway for the development of NV-196 and NV-143.

Licence Option deed

Under a licence option deed, Novogen granted us an exclusive first right to accept and an exclusive last right to match any proposed dealing by Novogen with its intellectual property rights in other synthetic compounds developed by Novogen that have known or potential anti-cancer applications in all forms, other than topical applications.

Services

Pursuant to a services agreement, Novogen provides services reasonably required by us relating to the development and commercialization of phenoxodiol, NV-196, NV-143, or other option compounds in relation to which we have exercised our rights under the licence option deed. We do not currently intend to directly employ any staff and are reliant upon Novogen for the provision of resources to conduct our business.

Manufacturing

Under a manufacturing licence and supply agreement, we have granted Novogen a sublicence to manufacture and supply phenoxodiol to us in its primary manufactured form for both the OVATURE clinical program and phenoxodiol's ultimate commercial use. Novogen has taken the strategic decision not to manufacture commercial scale Active Pharmaceutical Ingredients (API) for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area. We have contracts with third parties to validate the developed scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with cGMP (Current Good Manufacturing Practices) and to complete the analytical and stability work necessary for a New Drug Application ("NDA") submission. An NDA will be submitted if the Phase III study is successful, and approval of the NDA is required to market phenoxodiol. We will need to arrange similar contracts in the future to secure the supply of NV-196 and NV-143.

Research and Development

The objective of our research and development program is the generation of data sufficient to achieve regulatory approval of phenoxodiol, NV-196 and NV-143 in one or more dosage forms in major markets such as the United States, and/or to allow us to enter into a commercial relationship with another party. The data are generated by our clinical trial programs.

The key aspects of this program are to provide more complete characterization of the following:

- the relevant molecular targets of action of phenoxodiol, NV-196 and NV-143;
- the relative therapeutic benefits and indications of phenoxodiol, NV-196 and NV-143 as a monotherapy or as part of combinational therapy with other chemotoxics;
- the most appropriate cancer targets for phenoxodiol, NV-196 and NV-143; and
- the relative therapeutic indications of different dosage forms of phenoxodiol, NV-196 and NV-143.

Research expenses were $5.761 million for the year ended June 30, 2007, $3.427 million for the year ended June 30, 2006 and $2.279 million for the year ended June 30, 2005.

Regulation

U.S. Regulatory Requirements

The U.S. Food and Drug Administration, or FDA, and comparable regulatory agencies in other countries, regulate and impose substantial requirements upon the research, development, pre-clinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution and export of pharmaceutical products including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the United States generally involves the following:

- pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA's Good Laboratory Practices regulations to assess potential safety and effectiveness;

- submission and approval of an Investigation New Drug, or IND, application, including results of pre-clinical tests and protocols for clinical tests, which must become effective before clinical trials may begin in the United States;

- obtaining approval of Institutional Review Boards or IRB's to administer the products to human subjects in clinical trials;

- adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product's intended use;

- development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

- submission of pre-clinical and clinical test results, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

- FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

The results of the pre-clinical tests, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials in the U.S. Additionally, an independent IRB must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA's concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, if at all.

Human clinical trials are typically conducted in three sequential phases that may overlap.

- *Phase I:* The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. Absorption, metabolism, distribution, and excretion testing is generally performed at this stage.

- *Phase II:* The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose.

- *Phase III:* When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population.

We cannot be certain that we will successfully complete Phase I, Phase II, or Phase III testing of our products within any specific time period, if at all. Furthermore the FDA, the IRB or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product's safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labeling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. We cannot be certain that any NDA we submit will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on our business prospects.

Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA's fee schedule, effective on October 1, 2006 for the fiscal year 2007, the user fee for an application requiring clinical data, such as an NDA, is $896,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($49,750), and an annual establishment fee ($313,100) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in pre-clinical or early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse side effects in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labeling, or other areas may require submission of an NDA Supplement to the FDA for review and approval. New indications will require additional clinical tests and submission of an NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including Warning Letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. We cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on our business prospects.

The FDA's policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of our products or affect our ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. Our failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues we may be able to generate. Our ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union and U.S. government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Our activities also may be subject to state laws and regulations that affect our ability to develop and sell our products. We are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on our business prospects.

The FDCA includes provisions designed to facilitate and expedite the development and review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a "fast track product." The fast track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as fast track is ordinarily eligible for additional programs for expediting development and review, but products that are not in fast track drug development programs may also be able to take advantage of these programs. These programs include priority review of NDAs and accelerated approval. Drug approval under the accelerated approval regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A postmarketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Patent Act"), a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application ("ANDA") or a "505(b)(2) New Drug Application." The statutealso allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be certain that Novogen will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.

The Best Pharmaceuticals for Children Act, signed into law on January 4, 2002, provides an additional six months of marketing exclusivity for new or marketed drugs, for which specific pediatric studies were conducted at the written request of the FDA. On December 3, 2003, the Pediatric Research Equity Act was signed into law, authorizing the FDA to require pediatric studies for drugs and biological products to ensure the drugs' or products' safety and effectiveness in children. This Act required that NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data, or full or partial waivers.

Australian Regulatory Requirements

The *Therapeutic Goods Act 1989*, or 1989 Act, sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods, or ARTG, unless specifically exempted under the Act.

In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration, or TGA. The application usually consists of a form accompanied by data (based on the European Union requirements) to support the quality, safety and efficacy of the drug and payment of a fee. Application details are available on the TGA website http://www.tga.gov.au.

The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed on an administrative level to ensure that it complies with the basic guidelines. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.

Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare evaluation reports. Following evaluation, the chemistry and quality control aspects of a product may be referred to a sub-committee of the Australian Drug and Evaluation Committee, or ADEC, to review the relevant evaluation reports. The evaluation reports (along with any resolutions of the ADEC sub-committee) are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from the ADEC. This summary is sent to the sponsoring company which is able to submit a response to the ADEC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ADEC provides independent advice on the quality, risk-benefit, effectiveness and access of the drug and conduct medical and scientific evaluations of the application. The ADEC's resolutions are provided to the sponsoring company after 5 working days after the ADEC meeting.

The TGA takes into account the advice of the ADEC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.

From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within at least 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.

European Union Regulatory Requirements

Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMEA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

As with FDA approval we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

The conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This Directive governs how regulatory bodies in member states control clinical trials. No clinical trial may be started without a clinical trial authorization granted by the national competent authority and favorable ethics approval.

Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorizations which face us for our products in Europe.

Government Funding

Novogen received financial support for the phenoxodiol drug program from the Australian government under what is known as the START Program. The START Program is a merit-based program designed to encourage and assist Australian companies to undertake research and development and commercialization through a range of grants and loans. The START Program is administered by the Industry Research and Development, or IR&D Board. The IR&D Board is made up of private sector and academic members with expertise and experience in research and development and commercialization. In 1998, the Australian government agreed to provide A$2.7 million (approximately U.S. $1.8 million) to Novogen, enabling it to expedite phenoxodiol into clinical trials, provided that the grant money was matched by an equal expenditure by Novogen. The START grant was awarded after the government's review of the pertinent research results, the intellectual property driving the program, and the likelihood and potential for commercial success of the drug.

The terms of the grant require Novogen to obtain the consent of the Australian government to deal with the intellectual property rights which have arisen through the program conducted to date. Novogen has obtained the consent of the Australian government to the grant of the licence to us and to the other arrangements between us and Novogen concerning the development and commercialization of phenoxodiol.

Under the START Program, Novogen must meet certain project development and commercialization obligations. Novogen has met the project development obligations and has received final payment thereon. Novogen believes that it is currently in compliance with its commercialization schedule and that it has fulfilled all of its obligations under the terms of the START Program and expects to continue to do so in the future. For additional information on the consequences to us in the event Novogen fails to comply with its obligations under the START Program, see the "Intellectual Property" and "Risk Factors" sections of this annual report.

Employees

We do not have any employees. Novogen provides us with staff and other financial and administrative services under our services agreement with Novogen.

Item 1A. ***Risk Factors***

In addition to the other information in this Annual Report the following risk factors should be considered carefully in evaluating us and our business.

Risks Related to Our Business

We will need additional funds to complete the OVATURE Phase III clinical trial for phenoxodiol and to progress the clinical trial program for NV-196 and NV-143. The actual amount of funds we will need will be determined by a number of factors, some of which are beyond our control.

We will need additional funds to complete the OVATURE Phase III clinical trial for phenoxodiol and to progress the clinical trial program for NV-196 and NV-143. The actual amount of funds that we will need to complete these projects will be determined by a number of factors, some of which are beyond our control. These factors may include the following:

- the number of sites included in the trials;
- the length of time required to enroll suitable patients;
- the number of patients that participate in the trials and the rate that they are recruited;
- the number of treatment cycles patients complete while they are enrolled in the trials; and
- the efficacy and safety profile of the product.

If we are unable to obtain additional funds on favourable terms we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional shares of our common stock or securities convertible into or exercisable for shares of our common stock, the ownership interests of our common stockholders will be diluted.

We may not complete our OVATURE Phase III trial on schedule, or at all, or it may be conducted improperly, which will delay or preclude FDA marketing approval and increase costs.

The completion of our OVATURE clinical trial may be delayed or terminated for many reasons, including, but not limited to, if:

- we are unable to identify and contract clinical trial sites and clinical investigators at the rate we expect or those sites are delayed from commencing patient recruitment due to regulatory hospital ethics committee approvals or those investigators do not perform to our anticipated patient recruitment schedule or comply with the clinical trial protocol;
- patients are not available to enrol at the rate we currently expect, or that trial sites are unable to recruit their target patient numbers due to the strict inclusion criteria of the OVATURE protocol which may reduce the patient pool available to participate in the trial;
- subjects experience an unacceptable rate or severity of adverse side effects;
- third party clinical investigators do not conduct the trial in compliance with Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;
- one or more IRB suspends or terminates the trial at an investigational site, precludes enrolment of additional subjects, or withdraws its approval of the trial; or
- one or more of our clinical investigators withdraws from our trials or deviates from our approved protocol.

Our costs will increase if we have material delays in our OVATURE pivotal trial, or if we are required to modify, suspend, terminate or repeat it.

If the data from our OVATURE Phase III clinical trial do not demonstrate the safety and effectiveness of phenoxodiol to the FDA's satisfaction, we will not receive FDA approval to market phenoxodiol in the United States.

In 2004, the FDA granted phenoxodiol fast track status for patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes. More recently we completed an SPA where the FDA reviewed and agreed with the design of a Phase III study of phenoxodiol in combination with carboplatin in women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin). If the FDA concludes, using agreed clinical endpoints, that the data from our pivotal clinical trial have failed to demonstrate the safety and effectiveness of phenoxodiol to the satisfaction of the FDA, we will not receive FDA approval to market phenoxodiol in the United States. We cannot assure you that the results of our Phase III trial will be successful.

The third-party manufacturers that we rely upon for the production of phenoxodiol for our clinical trials, and for future commercial quantities, may not be in compliance with FDA regulatory requirements.

The conduct of our clinical trials and approval of our marketing application for phenoxodiol may be delayed or adversely affected if the third-party manufacturers that we rely upon for the production of phenoxodiol fail to comply with FDA's regulatory requirements for cGMPs. FDA requires drug manufacturers to establish and maintain quality control procedures for manufacturing, processing, and holding drugs and investigational products, and products must be manufactured in accordance with defined specifications. The failure of contract manufacturers to supply investigational product in compliance with the defined specifications for phenoxodiol may delay the completion of our clinical trials. As part of the pre-market approval process, the manufacturer will be inspected by FDA to ensure compliance with cGMPs. The failure of contract manufacturers to comply with applicable regulations may result in a delay or prevent approval of our marketing application.

If we do not receive marketing approval, our commercial prospects for phenoxodiol will be impaired.

Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If our clinical trials are unsuccessful, our prospects for commercializing phenoxodiol will be impaired and we may be required to cease or reduce our operations. This will have a significant impact on our share price.

Final approval by regulatory authorities of our drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect our ability to generate operating revenues.

Any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of our drug candidates for commercial use:

- NV-196 and NV-143 are in the early stages of clinical development and we will need to conduct significant clinical testing to prove safety and efficacy before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;
- data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval;
- development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of our drug candidates;
- it may take us many years to complete the testing of other drug candidates, and failure can occur at any stage of this process; and
- negative or inconclusive results or adverse medical events during a clinical trial could cause us to delay or terminate our development efforts.

While we have not encountered any material delays or adverse events from the factors described above to date, we cannot assure you that such delays or adverse events will not be encountered in the future.

We have a limited operating history, and we are likely to incur operating losses for the foreseeable future.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage and developmental companies. Although we were incorporated in December 2000, we have only been in operation since May 2002. We have incurred net losses of $39,321,000 since our inception, including net losses of $13,820,000, $7,386,000 and $6,421,000 for the years ended June 30, 2007, 2006 and 2005, respectively. We anticipate that we will incur operating losses and negative operating cash flow for the foreseeable future. We have not yet commercialized any drug candidates and cannot be sure that we will ever be able to do so, or that we may ever become profitable. We have expanded our clinical trials significantly with the commencement of the OVATURE trial, which will result in increasing losses and we may continue to incur substantial losses in future even if we begin to generate revenues from the distribution and sale of phenoxodiol.

We may not be able to establish the strategic partnerships necessary to develop, market and distribute phenoxodiol.

A key part of our business plan is to establish relationships with strategic partners. We must successfully contract with third parties to package, market and distribute phenoxodiol. We have not yet established any strategic partnerships. Potential partners may not wish to enter into agreements with us due to Novogen's current equity position as our majority stockholder or our contractual relationships with Novogen. Similarly, potential partners may be discouraged by our limited operating history. Additionally, our relative attractiveness to potential partners and consequently, our ability to negotiate acceptable terms in any partnership agreement will be affected by the results of our clinical program. For example, if phenoxodiol is shown to have high efficacy against a broad range of cancers we may generate greater interest from potential partners than if phenoxodiol was demonstrated to be less effective or applicable to a narrower range of cancers. There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of phenoxodiol, including the continued clinical development, manufacture or marketing of phenoxodiol. If we are unable to successfully contract for these services, or if arrangements for these services are terminated, we may have to delay our commercialization program for phenoxodiol which will adversely affect our ability to generate operating revenues.

We have not yet submitted an IND for NV-196 or NV-143 product candidates with the FDA and until an IND becomes effective, we will not be able to perform human clinical trials in the United States.

Although we have conducted two Phase I clinical trials of NV-196 in Australia, we have not yet submitted an IND to the FDA. NV-143 has not yet commenced clinical trials in humans. Until an IND becomes effective, we will not be able to perform human clinical trials of our NV-196 or NV-143 product candidates in the United States. Approval to begin clinical testing in the United States requires submission of: (i) adequate information on the safety and manufacturing of NV-196 or NV-143 to assure the proper identification quality, purity and strength of the investigational product, (ii) summary of pharmacological and toxicological effects, pharmacokinetics (how the drug is absorbed and metabolised) and biological disposition in animals, (iii) the proposed protocol for any planned clinical study, and (iv) a brief description of the overall plan for investigating the product. Although we intend to prepare an IND to be submitted to the FDA, we do not know whether or when the IND will become effective.

Our commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than phenoxodiol.

The development of phenoxodiol and other drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which phenoxodiol is being developed. Some of these potential competing drugs are further advanced in development than phenoxodiol and may be commercialized sooner. Even if we are successful in developing effective drugs, phenoxodiol may not compete successfully with products produced by our competitors.

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition for us. Many of our competitors developing oncology drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than us. These organizations also compete with Novogen, our services provider, to recruit qualified personnel, and with us to attract partners for joint ventures and to license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

We have no direct control over the costs of manufacturing phenoxodiol, NV-196 or NV-143 and increases in these costs would increase the costs of conducting clinical trials and could adversely affect future profitability if these costs increase significantly.

We do not intend to manufacture phenoxodiol or NV-196 or NV-143 ourselves and we will be relying on third parties for our supplies of phenoxodiol both for clinical trials and for commercial quantities in the future. Novogen, has taken the strategic decision not to manufacture on a large scale API's for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area. The contract facilities that have been identified are registered with the FDA, have a track record of large scale API's manufacture and have already invested in capital and equipment. We have completed the novation to Marshall Edwards Pty Limited ("MEPL") of contracts that Novogen had entered into with third parties to validate the developed scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with the FDA's current Good Manufacturing Practices ("cGMP") and to complete the analytical and stability work necessary for a New Drug Application ("NDA") submission for marketing approval. An NDA will be submitted if the planned Phase III study is successful, and approval of the NDA is required to market phenoxodiol. We will need to arrange similar contracts in the future to secure the supply of NV-196 and NV-143. We have no direct control over the costs of manufacturing our product candidates. If the costs of manufacturing increase or if the cost of the materials used increases, these costs will be passed on to us making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect our future profitability if we are unable to pass all of the increased costs along to our customers.

We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

We rely on suitable research institutions, of which there are many, to conduct our clinical trials. Our reliance upon research institutions, including hospitals and cancer clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit patients than if we had conducted the trials on our own. Further, there is a greater likelihood that disputes may arise with these research institutions over the ownership of intellectual property discovered during the clinical trials. If we are unable to reach agreement with suitable research institutions on acceptable terms, or if any resulting agreement is terminated and we are unable to quickly replace the applicable research institution with another qualified institution on acceptable terms, the research could be delayed and we may be unable to complete development, or commercialize phenoxodiol, NV-196 or NV-143, which will adversely affect our ability to generate operating revenues.

We face a risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. We have product liability insurance coverage of up to approximately $17.4 million. Although we believe that this amount of insurance coverage is appropriate for our business at this time, it is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to sufficiently insure against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business development and commercialization efforts.

Our rights to develop and exploit phenoxodiol and the anti-cancer compounds NV-196 and NV-143 are subject to the terms and conditions of agreements we have entered into with Novogen, and under these agreements our rights may be terminated under certain circumstances, some of which may be beyond our control.

We have licensed the intellectual property in the phenoxodiol technology and the anti-cancer compounds NV-196 and NV-143 from Novogen. Under the terms of the license agreement for phenoxodiol, all forms of administering phenoxodiol for the treatment of cancer are licensed to us, excluding topical applications. Under the terms of the license agreement for NV-196 and NV-143, all forms of administering drugs containing the anti-cancer compounds NV-196 and NV-143 are licensed to us, excluding topical applications. If we fail to meet our obligations under our license agreements, the manufacturing license and supply agreement or the services agreement with Novogen, any or all of these agreements may be terminated by Novogen and we could lose our rights to develop phenoxodiol or anti-cancer drugs containing NV-196 and NV-143. To date, we have no reason to believe that we will be unable to satisfy our obligations under these agreements. In addition, each of these agreements may be terminated immediately by Novogen in the event that we undergo a change of control without the consent of Novogen. A "change of control" means a change in control of more than half the voting rights attaching to the shares of our subsidiary, a change in control of more than half of the issued shares of our subsidiary (not counting any share which carries no right to participate beyond a specified amount in the distribution of either profit or capital) or a change in control of the composition of the board of directors of our subsidiary. Each of these agreements may also be terminated if we cease for any reason to be able to lawfully carry out all the transactions required by each respective agreement.

Our license rights are fundamental to our business and therefore a loss of these rights will likely cause us to cease operations.

The rights granted to us under the license agreements, the manufacturing license and supply agreement and the license option deed with Novogen are fundamental to our business. The license agreement for phenoxodiol grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of phenoxodiol products in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. The license agreement for NV-196 and NV-143 grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of anti-cancer drugs containing the compounds NV-196 and NV-143 in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. Our business purpose is to develop and commercialize cancer drugs including phenoxodiol and drugs containing the compounds NV-196 and NV-143, which we would be unable to pursue without the rights granted to us under the license agreements. The license option deed grants us an exclusive first right to accept and exclusive last right to match any proposed dealing by Novogen with its intellectual property rights with a third party relating to certain compounds (other than phenoxodiol) developed by Novogen and its affiliates which have applications in the field of prevention, treatment or cure of cancer in humans. The license option deed is important to our business because it allows us to maintain control over the sale by Novogen of complementary as well as potentially competitive intellectual property rights to third party competitors. Any loss of the rights under any of these agreements will likely cause us to cease operations.

The success of our product candidates is largely dependent on Novogen's ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.

Patent protection and trade secret protection are important to our business and our future will depend, in part on our ability and the ability of Novogen to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets or the trade secrets of Novogen. Such litigation could result in substantial costs and diversion of our management's attention. Novogen has not been involved in any opposition re-examination trade secret dispute, infringement litigation or any other litigation or legal proceedings pertaining to the licensed patent rights.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Novogen has applied for patents in a number of countries with respect to the use of phenoxodiol for the treatment, prevention or cure of cancer. We have licensed both issued patents and pending patent applications from Novogen. Novogen has issued patents in the United States, Australia and Singapore covering the use of phenoxodiol to prevent or treat skin cancer from ultraviolet damage. Novogen also has patents issued in Australia, Hong Kong, New Zealand and the United Kingdom related to phenoxodiol for the treatment of a variety of cancers and has recently received a patent grant in the United States that is also related to phenoxodiol for the treatment of a variety of cancers.

Novogen's applications may not proceed to grant or may be amended to reduce the scope of protection of any patent granted. The applications and patents may also be opposed or challenged by third parties. Our commercial success will depend, in part, on the ability of Novogen and our ability to obtain and maintain effective patent protection for the technologies underlying phenoxodiol and other compounds, and to successfully defend patent rights in those technologies against third-party challenges. As patent applications in the United States are maintained in secrecy until published or issued and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that Novogen was the first to make the inventions covered by its pending patent applications or issued patents or that it was the first to file patent applications for such inventions. Additionally, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any additional patents will issue from any of Novogen's patent applications or, should any patents issue, that we will be provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge our patents or circumvent our patent position in the United States or abroad.

Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol. Therefore, phenoxodiol and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we or Novogen or our respective consultants or research collaborators use intellectual property owned by others in work performed for us or Novogen, disputes may also arise as to the rights in such intellectual property or in resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties.

We have currently contracted formulation development and manufacturing process development work for phenoxodiol formulation. This work is being conducted to ensure that there is a robust production process which meets the expected commercial quantities of phenoxodiol and that dose formulations are manufactured on a cost effective basis.

This process has identified a number of excipients, or additives to improve drug delivery, that may be used in the formulations of phenoxodiol. Excipients, among other things, perform the function of a carrier of the active drug ingredient in the intravenous formulation. Some of these identified excipients or carriers may be included in third party patents in some countries. We intend to seek a license if we decide to use a patented excipient in the marketed intravenous product or we may choose one of those excipients that do not have a license requirement.

We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.

We may be subject to substantial costs stemming from our defense against third-party intellectual property infringement claims.

Third parties may assert that we or Novogen are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is not adverse to us. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or Novogen or any third party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we or Novogen would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms or at all.

In the event that Novogen does not comply with its obligations under a grant from the Australian Government under which phenoxodiol was, in part, developed, our rights to use the intellectual property relating to phenoxodiol and developed by Novogen may revert back to the Australian Government.

Novogen developed phenoxodiol in part using funds from the Australian Government under what is known as the START Program. Under the START Program, Novogen must meet certain project development and commercialization obligations. Novogen has met the project development obligations and has received final payment thereon. Novogen believes it is currently in compliance with its commercialization schedule. Although Novogen believes that it has complied with its obligations under the START Program, if the Australian Government disagrees or if Novogen undergoes a change of control without the prior consent of the Australian Government, the Australian Government has a right to demand that intellectual property created during the course of the project funded by the grant be vested back in the Australian Government or demand repayment of the funds paid to Novogen under the program. The Australian Government may then license the intellectual property rights related to phenoxodiol to other parties and may demand other intellectual property rights from Novogen. Any such reclamation by the Australian Government could preclude our use of Novogen's intellectual property in the development and commercialization of phenoxodiol and we may have to compete with other companies to whom the Australian Government may license the intellectual property.

The enforcement of civil liabilities against our officers and directors may be difficult.

Most of our officers and directors are residents of jurisdictions outside the United States. As a result it may be difficult for you to effect service of process within the United States upon all our officers and directors or to enforce judgments obtained against all our officers and directors or us in United States courts.

Our results are affected by fluctuations in currency exchange rates.

Much of our expenditures and potential revenue will be spent or derived outside of the United States. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate may increase our costs or reduce our potential revenue. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar.

We are authorized to issue a class of blank check preferred stock, which could adversely affect the holders of our common stock.

Our restated certificate of incorporation allows us to issue a class of blank check preferred stock with rights potentially senior to those of our common stock without any further vote or action by the holders of our common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers including voting rights, of such holders. In certain circumstances such issuance could have the effect of decreasing the market price of our shares, or making a change in control of us more difficult.

Risks Related to Our Relationship with Novogen

As our majority stockholder, Novogen has the ability to determine the outcome of all matters submitted to our stockholders for approval and Novogen's interests may conflict with ours or our other stockholders' interests.

Novogen beneficially owns approximately 71.9% (as at the date of this report) of our outstanding shares of common stock. As a result, Novogen will have the ability to effectively determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

Novogen will have the ability to effectively control our management and affairs. Novogen's interests may not always be the same as that of our other stockholders. In addition this concentration of ownership may harm the market price of our shares by:

- delaying, deferring or preventing a change in control;
- impeding a merger, consolidation, takeover or other business combination involving us;
- discouraging a potential acquirer from making a tender, offer or otherwise attempting to obtain control of us; or
- selling us to a third party.

Three of our directors and our secretary and chief financial officer are officers and/or directors of Novogen and other Novogen subsidiaries, which may create a conflict of interest as well as prevent them from devoting their full attention to us.

Three of our board members currently serve as board members of Novogen. Simultaneous service as a Novogen director or officer could create, or appear to create, a conflict of interest when such directors are presented with decisions that could have different implications for us and Novogen.

Mr. Philip Johnston is the chairman of Novogen Limited, Mr. Christopher Naughton is the managing director of Novogen Limited and Professor Paul John Nestel is a director of Novogen Limited. Mr. David Seaton is chief financial officer of Novogen. The responsibilities of Messrs. Johnston, Naughton and Seaton and Professor Nestel to Novogen could prevent them from devoting their full attention to us, which could be harmful to the development of our business.

We depend on a number of key personnel whose services are provided by Novogen under our services agreement. If we are not able to procure these services in the future, the strategic direction of the clinical development program would be disrupted, causing a delay in our commercialization program.

We currently rely on Professor Alan Husband, Novogen Research Director, and Mr. Christopher Naughton, our President and Chief Executive Officer, to provide the strategic direction for the clinical development of phenoxodiol. If we are unable to secure the ongoing services of these key personnel, the commercialization program for phenoxodiol will be disrupted and will cause delays in obtaining marketing approval. Novogen has entered into employment agreements with Professor Husband and Mr. Naughton.

Novogen can compete with us.

We have no contract, arrangement or understanding with Novogen to preclude it from developing a product which may be competitive with phenoxodiol, NV-196 or NV-143 or to use these compounds for any uses other than anti-cancer applications. Novogen has reserved the intellectual property rights and know-how rights relating to topical applications of these compounds even in the field of cancer. There can be no assurance that Novogen or its subsidiaries will not pursue alternative technologies or product candidates as a means of developing treatments for the conditions targeted by phenoxodiol or any other product candidate which we seek to exploit.

We are dependent on Novogen for our personnel.

We have no employees. We rely on Novogen to provide or procure the provision of staff and other financial and administrative services under our services agreement with Novogen. We believe Novogen has fully complied with the terms of our services agreement. To successfully develop our drug candidates, we will require ongoing access to the personnel who have, to date, been responsible for the development of our drug candidates. The services agreement does not specify a minimum amount of time that Novogen employees must devote to our operations. If we are unable to secure or if we lose the services of these personnel, the ability to develop our drug candidates could be materially impaired. Moreover, if our business experiences substantial and rapid growth, we may not be able to secure the services and resources we require from Novogen or from other persons to support that growth.

Risks Related to Our Common Stock

The trading price of the shares of our common stock could be highly volatile and could decline in value and we may incur significant costs from class action litigation.

The trading price of our common stock could be highly volatile in response to various factors, many of which are beyond our control, including:

- developments concerning phenoxodiol and our other drug candidates NV-196 and NV-143;
- announcements of technological innovations by us or our competitors;
- new products introduced or announced by us or our competitors;

- changes in financial estimates by securities analysts;
- actual or anticipated variations in operating results;
- expiration or termination of licenses, research contracts or other collaboration agreements;
- conditions or trends in the regulatory climate and the biotechnology, pharmaceutical and genomics industries;
- changes in the market valuations of similar companies;
- the liquidity of any market for our securities; and
- additional sales by us or Novogen of shares of our common stock.

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. In addition, changes in economic conditions in the United States, Europe or globally, could impact upon our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse impacts on our business or our results of operations. These broad market and industry factors may materially affect the market price of our shares of common stock, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources.

Future sales of our common stock may depress our stock price and cause stockholders to experience dilution.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur.

We will have broad discretion over the use of the net proceeds to us from any exercise of outstanding warrants.

We will have broad discretion to use the net proceeds to us upon any exercise of outstanding warrants, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use a substantial portion of the net proceeds from any exercise of the warrants for general corporate purposes, including potential payments to Novogen under the terms of the license agreements, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol to include other forms of cancer, we have not allocated these net proceeds for specific purposes.

Risks Related to the Private Placement

If we fail to maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities subscription agreement we entered into with certain investors effective July 11, 2006, we may be obligated to pay the investors of those securities liquidated damages.

In the event that the registration statement that was declared effective on September 5, 2006 ceases to be effective or usable at any time while shares of common stock covered by it remain unsold or may only be sold subject to certain volume limitations, or investors are not permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement, we will be obligated to pay investors who purchased shares of common stock in the private placement liquidated damages equal to 1% of the aggregate purchase price paid by each investor pursuant to the securities subscription agreement for any shares of common stock or shares of common stock issuable upon exercise of warrants then held by each investor per month (pro rated for any period less than a month) until the registration statement is effective or the investors are permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement.

Liquidated damages paid to each investor in the private placement may not exceed more than 10% of the purchase price paid by such investor for shares of common stock or shares of common stock issuable upon exercise of warrants purchased under the securities subscription agreement. If we become obligated to pay liquidated damages, we would deplete our limited working capital and potentially need to raise additional funds. Additionally, the payment of liquated damages would negatively impact our ability to complete future PIPE's.

If we fail to maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities subscription agreement we entered into with certain investors effective August 1, 2007, we may be obligated to pay the investors of those securities liquidated damages.

In connection with the securities subscription agreement we entered into with certain accredited investors as of August 1, 2007, we entered into a registration rights agreement pursuant to which we are obligated to file a resale registration statement with the SEC by the fifth calendar day following the filing of the our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, covering the shares of common stock issued in connection with the securities subscription agreement, in addition to the shares of common stock underlying the warrants issued in connection with the securities subscription agreement.

In the event that the registration statement is not filed by the required filing date or that the registration statement covering the registrable securities ceases to be effective or usable at any time while shares of common stock covered by it remain unsold or may only be sold subject to certain volume limitations, or investors are not permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement, we will be obligated to pay investors who purchased shares of common stock in the private placement liquidated damages equal to 1% of the aggregate purchase price paid by each investor pursuant to the securities subscription agreement for any shares of common stock, shares of common stock issuable upon exercise of warrants or warrants then held by each investor per month (pro rated for any period less than a month) until the registration statement is effective or the investors are permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement.

Liquidated damages paid to each investor in the private placement may not exceed more than 10% of the purchase price paid by such investor for shares of common stock purchased under the securities subscription agreement. If we become obligated to pay liquidated damages, we would deplete our limited working capital and potentially need to raise additional funds. Additionally, the payment of liquated damages would negatively impact our ability to complete future PIPE's.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We do not own or lease any property.

Item 3. *Legal Proceedings*

None.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities***

The following tables set forth for the period indicated the high and low sale prices of our common stock and warrants as reported by the Nasdaq Global Market and for our common stock as reported by the Alternative Investment Market of the London Stock Exchange (AIM). The trading price for our shares of common stock on the AIM are quoted as sterling (£), the lawful currency of the United Kingdom. On January 17, 2006, we voluntarily cancelled the trading of our common stock on the AIM.

Common Stock

	Nasdaq Global Market		AIM Market	
	High $	Low $	High £	Low £
Year Ended June 30, 2006				
First Quarter	7.98	5.68	4.08	3.40
Second Quarter	8.25	5.53	4.28	3.25
Third Quarter	7.29	4.36	3.80	3.20
Fourth Quarter	6.02	2.51	N/A	N/A
Year Ended June 30, 2007				
First Quarter	3.75	2.58	N/A	N/A
Second Quarter	3.68	2.82	N/A	N/A
Third Quarter	4.90	3.08	N/A	N/A
Fourth Quarter	4.28	2.75	N/A	N/A
Warrants (with December 2006 expiry)				
Year Ended June 30, 2006				
First Quarter	4.01	2.55		
Second Quarter	3.25	0.68		
Third Quarter	1.99	0.50		
Fourth Quarter	0.74	0.20		
Year Ended June 30, 2007				
First Quarter	0.30	0.02		
Second Quarter	0.29	0.01		
Third Quarter	N/A	N/A		
Fourth Quarter	N/A	N/A		

The following table sets forth, for the period indicated, the high, low, average and period-end noon buying rate for sterling, expressed in dollars per sterling in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Period Ended	High	Low	Average	Period-End
Year Ended June 30, 2006				
First Quarter	$1.8420	$1.7303	$1.7854	$1.7696
Second Quarter	$1.7855	$1.7138	$1.7486	$1.7188
Third Quarter	$1.7885	$1.7256	$1.7532	$1.7393
Fourth Quarter	$1.8911	$1.7389	$1.8286	$1.8491
Year Ended June 30, 2007				
First Quarter	N/A	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A	N/A
Fourth Quarter	N/A	N/A	N/A	N/A

As of August 15, 2007, there were approximately 1,435 stockholders on record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payments of any future cash dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors deem relevant.

Stock Repurchases

We have not repurchased any shares of common stock during the fourth quarter of the fiscal year ended June 30, 2007.

Equity Compensation

The following table sets forth, as of June 30, 2007 outstanding awards and shares remaining available for future issuance under our compensation plans under which equity securities are authorized for issuance.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	Not Applicable	Not Applicable	Not Applicable
Equity compensation plans not approved by security holders	None	Not Applicable	Indeterminable
Total	None	Not Applicable	Indeterminable

Our Employee Share Option Plan (the "Plan") provides our directors, employees, employees of our affiliates and certain of our contractors and consultants with the opportunity to participate in our ownership. To date, no options have been issued under the Plan. The Remuneration Committee, appointed by the Board of Directors, addresses participation, the number of options offered and any conditions of exercise. In making these determinations the Remuneration Committee will generally consider the participant's position and record of service to us and our affiliates and potential contribution to the growth of us and our affiliates. Any other matters tending to indicate the participant's merit may also be considered. Options will be exercisable between two years and five years after grant, unless otherwise determined by the Remuneration Committee. Options granted will be exercisable at a price determined by the Remuneration Committee at the time of issue (and will be subject to adjustment in accordance with the terms of the plan). Other key terms of the Plan include:

- Options will lapse if the participants cease to be engaged by us or our affiliates. The committee will have the discretion to waive this provision.
- The terms of the Plan also provide for adjustments to the rights of an option holder as a result of a reorganisation of our capital or other corporate event. The holder of an option is not permitted to participate in any distribution by us or in any rights or other entitlements issued by us to stockholders in respect of our shares unless the options are exercised prior to the relevant record; and
- All options vest on the occurrence of certain events such as a change of control, as defined in the Plan.

The Plan also contains standard provisions dealing with matters such as administration of the Plan, amendment of the Plan and termination or suspension of the Plan.

Stock Performance Graph

The graph set forth below compares the change in our cumulative total stockholder return on our common stock between December 18, 2003 (the date our common stock commenced public trading) and June 29, 2007 with the cumulative total return of the NASDAQ Composite Index and the NASDAQ Biotechnology Index during the same period. This graph assumes the investment of $100 on December 18, 2003 in our common stock and each of the comparison groups and assumes reinvestment of dividends, if any. We have not paid any dividends on our common stock, and no dividends are included in the report of our performance.

Stock Performance Comparison



	12/18/03	6/30/04	6/30/05	6/30/06	6/29/07
Marshall Edwards, Inc. Common Stock	$100.00	$ 99.07	$ 95.07	$ 45.20	$ 40.93
NASDAQ Composite Index	$100.00	$104.68	$105.15	$111.04	$133.08
NASDAQ Biotechnology Index	$100.00	$107.78	$ 98.00	$105.44	$113.93

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements" included elsewhere in this Annual Report on Form 10-K.

Statement of Operations

	Years Ended June 30,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Revenues:					
Interest and other income	$ 645	$ 446	$ 308	$ 193	$ 145
Total revenues	645	446	308	193	145
Loss from operations	(13,819)	(7,385)	(6,421)	(8,538)	(3,033)
Income tax expense	(1)	(1)	—	—	—
Net loss arising during development stage	$ (13,820)	$ (7,386)	$ (6,421)	$ (8,538)	$ (3,033)
Net loss per common share:					
Basic and diluted	$ (0.22)	$ (0.13)	$ (0.11)	$ (0.16)	$ (0.06)
Weighted average common shares outstanding	63,196,465	56,938,000	56,938,000	54,954,578	52,023,247

Balance Sheet Data

	As of June 30,				
	2007	2006	2005	2004	2003
	(In thousands)				
Cash and cash equivalents	$16,158	$10,054	$ 9,238	$24,819	$7,244
Total assets	$16,290	$10,395	$19,364	$24,849	$7,286
Total stockholders' equity	$13,777	$ 9,135	$16,521	$22,942	$5,933

Item 7. *Management's Discussion and Analysis of Financial Condition and results of Operations.*

The following discussion and analysis should be read in conjunction with "Item 8. Financial Statements and Supplementary Data" included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under "Cautionary Statement About Forward-Looking Statements" and "Risk Factors" in Item 1A. included above in this Annual Report on Form 10-K. All forward-looking statements included in this document are based on the information available to us on the date of this document and we assume no obligation to update any forward-looking statements contained in this Annual Report on Form 10-K.

Overview

Our main focus since commencing operations is to undertake human clinical testing of phenoxodiol. Operations have now expanded to include the recently licenced drug candidates NV-196 and NV-143. During fiscal year 2007, we commenced the OVATURE Phase III clinical trial for phenoxodiol and continued to recruit patients into the existing clinical trial programs. We have reached agreement under the Special Protocol Assessment (SPA) process with the United States Food and Drug Administration (FDA) on the design our OVATURE pivotal study protocol for phenoxodiol. The trial, is designed to test the ability of phenoxodiol to restore sensitivity of late-stage ovarian cancers to carboplatin, a standard form of therapy for ovarian therapy:

As at the date of the report Novogen owns approximately 71.9% of the outstanding shares of our common stock.

We do not employ any staff directly but obtain services from Novogen under a services agreement. We have incurred losses since inception and expect to incur operating losses and generate negative cash flows from operations for the foreseeable future as we expand research and development activities and move our drug candidates into later stages of development and incur expenses for the OVATURE trial. As of June 30, 2007, we had accumulated losses of $39,321,000.

We have not generated any revenues from operations since inception other than interest on cash assets.

Expenses have consisted primarily of costs associated with conducting the clinical trials of our drug candidates and costs incurred under the licence agreements, the services agreement and the manufacturing licence and supply agreements with Novogen and its subsidiaries, including the costs of the clinical trial drug supplies as well as costs associated with phenoxodiol production scale-up activities and drug supply from third party contractors .

Ongoing operations through the conduct of the clinical trial program will continue to consume cash resources without generating revenues.

We believe that the proceeds of the private placement closed in August 2007 provide us with sufficient cash resources to fund our planned operations over the next twelve months which include the OVATURE trial, the planned preclinical development of NV-196 and NV-143 and the planned human Phase I clinical program for NV-196.

We will however need additional funds in order complete the OVATURE trial and to further the clinical development program for NV-196 and NV-143 beyond the current objectives.

To date, operations have been funded primarily through the sale of equity securities.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Development Expenses

Research and development costs incurred since inception through June 30, 2007 amount to $15,941,000.

Research and development costs include clinical trial expenses, and are expensed as they are incurred. These costs are expected to increase in the future as the phenoxodiol clinical program progresses and as we expand our research and development to incorporate NV-196 and NV-143. The phenoxodiol Phase III OVATURE trial will require large patient numbers resulting in significantly increased costs.

Historical research and development costs and clinical trial costs have not been documented on a project by project basis. In addition, research and development resources are supplied by Novogen across several projects. As a result, the costs incurred for each clinical project cannot be stated precisely on a project by project basis.

We expect that a large percentage of research and development expenses in the future will be incurred in support of current and future clinical development programs. These expenditures are subject to a number of uncertainties in timing and cost to completion.

The duration and cost of clinical trials may vary significantly over the life of a project as a result of:

- the number of sites included in the trials;
- the length of time required to enroll suitable patients;
- the number of patients that participate in the trials;
- the number of treatment cycles patients complete while they are enrolled in the trials;

- the indication being studied; and
- the efficacy and safety profile of the product.

Our strategy also includes the option of entering into collaborative arrangements with third parties to participate in the development and commercialization of our drug candidates. In the event third parties have control over the clinical development process, the completion dates would largely be under the control of that third party.

As a result of these uncertainties, we are unable to determine the duration of or completion costs for research and development projects or when and to what extent we will receive cash inflows from the commercialization and sale of the drug candidates.

We intend to continue the clinical development of phenoxodiol as well as NV-196 and NV-143, which were recently licenced from Novogen. We will also continue to assess the opportunity to licence other cancer drugs developed by Novogen as the opportunities arise.

Clinical Trials Expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Clinical trial expenses of $2,255,000 have been included in the financial statements for the year ended June 30, 2007, of which $548,000 has been accrued at June 30, 2007. These estimates are based on the number of patients in each trial and the drug administration cycle.

Clinical research contracts may vary depending on the clinical trial design and protocol. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Manufacturing Scale-up Expenses

Estimates have been used in determining the expense liability under certain manufacturing scale-up and drug supply contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Drug supply/manufacturing scale-up expenses of $1,860,000 have been included in the financial statements for the year ended June 30, 2007, of which $339,000 has been accrued at June 30, 2007. These estimates are based on the milestones completed for each of the service contracts.

Results of Operations

Summary of Revenue and Expenses

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

Revenues

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Interest and other income	$645	$446	$308
Total revenues	645	446	308

Research and development expenses

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Clinical trial study costs	$(2,255)	$ (840)	$(1,156)
Drug/manufacturing scale-up costs	(1,860)	(1,856)	(612)
Research and development service charge	(1,145)	(588)	(385)
Other	(501)	(143)	(126)
Total Research and Development Costs	(5,761)	(3,427)	(2,279)

License Fees

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
License Fees	(5,000)	(3,000)	(3,000)

Selling, general and administrative expenses

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Legal and professional fees	$ (488)	$ (394)	$ (371)
Administrative service charge	(818)	(707)	(688)
Share based payment	(1,642)	—	—
Other	(755)	(303)	(391)
Total operating expenses	(3,703)	(1,404)	(1,450)

Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006

We recorded a consolidated loss of $13,820,000 and $7,386,000 for the years ended June 30, 2007 and 2006, respectively.

Revenues: We received interest on cash assets and cash equivalents of $645,000 for the year ended June 30, 2007 versus $446,000 for the year ended June 30, 2006. This increase was due to higher cash balances combined with an increase in interest rates.

Research and Development: Research and development expenses increased $2,334,000 to $5,761,000 for the year ended June 30, 2007 compared to $3,427,000 for the year ended June 30, 2006. This increase was primarily due to increased clinical trial costs incurred associated with OVATURE and the additional costs incurred under the services agreement reflecting the increased time spent by Novogen research staff on the development of phenoxodiol, NV-196 and NV-143.

Licence Fees: Milestone licence fees of $5,000,000 were expensed for the year ended June 30, 2007 compared to $3,000,000 for the year ended June 30, 2006. The $5,000,000 expensed in the year ended June 30, 2007 represents the second lump sum licence fee due under the terms of the licence agreement. This second lump sum licence fee was due on the later of November 1, 2003 or such later date when the cumulative total of all funds received from debt or equity issuances and revenues received from commercialization (income other than sales) and sales of phenoxodiol products exceeds $50,000,000. Following the private placement or PIPE capital raising closed on July 11, 2006, the funds received from equity issuances exceeded $50,000,000 which triggered this licence fee payment. The $3,000,000 expensed in the year ended June 30, 2006 represents 50 percent ($2,000,000) of the December 31, 2005 annual milestone licence fee of $4,000,000 (the other 50 percent was incurred and accrued in the year ended June 30, 2005) and $1,000,000 that was payable on execution of the new licence agreement with Novogen in relation to the drug candidates NV-196 and NV-143 licenced in May 2006.

Selling, General and Administrative: Selling, general and administrative expenses increased by $2,299,000 to $3,703,000 for the year ended June 30, 2007 compared to $1,404,000 for the year ended June 30, 2006. The increase was due primarily to the cost of the share-based payment of the SEDA commitment fee paid to Cornell Capital Partners, LP ("Cornell") in the form of shares and warrants which were valued at $1,642,000 and general corporate expenses including an increase in legal compliance costs, travel and service fees paid to Novogen reflecting an increase in corporate and accounting services and insurance.

Foreign exchange gains/(losses) are included in selling, general and administrative expenses and occur when revaluing cash denominated in foreign currencies and upon consolidation of our wholly owned subsidiary MEPL. MEPL uses U.S. dollars as its functional currency and also engages in transactions in foreign currencies. Further, MEPL's accounts and financial statements are denominated in Australian dollars. Translation of MEPL's financial statements into U.S. dollars did not have a material impact on our financial position. At June 30, 2007, we had not established a foreign currency hedging program. Net foreign exchange losses during the twelve months ended June 30, 2007 were $98,000 compared with net exchange losses of $2,000 during the twelve months ended June 30, 2006.

Year Ended June 30, 2006 Compared to the Year Ended June 30, 2005

We recorded a consolidated loss of $7,386,000 and $6,421,000 for the years ended June 30, 2006 and 2005, respectively.

Revenues: We received interest on cash assets and cash equivalents of $446,000 for the year ended June 30, 2006 versus $308,000 for the year ended June 30, 2005. This increase was due to an increase in interest rates combined with us investing some of our cash in short term investment deposits in the first half of the year which yield a greater rate of return than cash accounts.

Research and Development: Research and development expenses increased $1,148,000 to $3,427,000 for the year ended June 30, 2006 compared to $2,279,000 for the year ended June 30, 2005. This increase was primarily due to third party contract costs associated with the production scale-up activities of the manufacturing process of phenoxodiol and the initial development of the NDA documentation together with the additional costs incurred under the services agreement reflecting the increase time spent by Novogen research staff on the development of phenoxodiol. These increases were partially offset by a reduction in the clinical trial study costs incurred as a number of studies are nearing completion. Clinical trial drug costs have also reduced as many patients have now completed the treatment cycles. We expect research and development clinical trial costs to increase significantly in the future due to the planned Phase III OVATURE study.

Licence Fees: Milestone licence fees of $3,000,000 were expensed for both the years ended June 30, 2006 and June 30, 2005. The $3,000,000 expensed in the year ended June 30, 2006 represents 50 percent ($2,000,000) of the December 31, 2005 annual milestone licence fee of $4,000,000 (the other 50 percent was incurred and accrued in the year ended June 30, 2005) and $1,000,000 that was payable on execution of the new licence agreement with Novogen in relation to the drug candidates NV-196 and NV-143 licenced in May 2006. The $3,000,000 milestone licence fees expensed in the year ended June 30, 2005 represents 50 percent ($2,000,000) of the December 31, 2005 annual milestone licence fee of $4,000,000 plus 50 percent ($1,000,000) of the December 31, 2004 annual milestone licence fee of $2,000,000.

Selling, General and Administrative: Selling, general and administrative expenses decreased by $46,000 to $1,404,000 for the year ended June 30, 2006 compared to $1,450,000 for the year ended June 30, 2005. The decrease was due primarily to a reduction in foreign exchange losses and legal fees which were partially offset by an increase in travel costs. Foreign exchange gains/(losses) are included in selling, general and administrative expenses which occur when revaluing cash denominated in foreign currencies and upon consolidation of our wholly owned subsidiary MEPL. MEPL uses US dollars as its functional currency and also engages in transactions in foreign currencies. Further, MEPL's accounts and financial statements are denominated in Australian dollars. Translation of MEPL's financial statements into U.S. dollars did not have a material impact on our financial position. At June 30,

2006, we had not established a foreign currency hedging program. Net foreign exchange losses during the twelve months ended June 30, 2006 were $2,000 compared with net exchange losses of $24,000 during the twelve months ended June 30, 2005.

Liquidity and Capital Resources

At June 30, 2007, we had cash resources of $16,158,000 compared to $10,054,000 at June 30, 2006. The increase was due to the capital raising in July 2006, as described below, which was partially offset by the payment of the $5,000,000 second lump sum licence fee and expenditures in the clinical trial program and other corporate expenses incurred during the year. Funds are invested in short term money accounts, pending use.

On July 11, 2006, the we entered into a securities subscription agreement with certain accredited investors providing for the placement of 6,329,311 shares of our common stock and warrants exercisable for 2,215,258 shares of our common stock at a purchase price of $2.90 per unit. Each unit consisted of one share of common stock and 0.35 of a warrant to purchase one share of common stock. The warrants have an exercise price of $4.35 per share, subject to certain adjustments. The exercise price and number of shares issuable upon exercise of such warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. We closed the private placement on July 11, 2006. In connection with the private placement or PIPE, we received proceeds of $16.8 million net of $1.5 million commissions and other costs.

On July 11, 2006, we entered into the SEDA with Cornell. Under the SEDA, we may issue and sell to Cornell shares of our common stock for a total purchase price of up to $15 million, once a resale registration statement is in effect. Commencing as of the effective date of the registration statement and continuing for up to 24 months thereafter, we have sole discretion whether and when to sell shares of our common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from us after we send a notice that we intend to sell shares of our common stock to Cornell. Each advance under the SEDA is limited to a maximum of $1.5 million.

On August 1, 2007, we entered into a securities subscription agreement with certain accredited investors providing for the placement of 5,464,001 shares of our common stock at a purchase price of $3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. All of the warrants have an exercise price of $3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, or August 6, 2012. We also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to Blue Trading, LLC have an exercise price of $3.00 per share and each warrant is convertible for 4 shares of common stock. These warrants may be exercised immediately and will expire five years from the date of issuance, on August 6, 2012. We closed the private placement on August 6, 2007 and we received gross proceeds of $16.4 million.

We have entered into a registration rights agreement with the investors party to the securities subscription agreement, and Blue Trading, LLC, and have agreed to file a registration statement with the SEC for the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the securities subscription agreement for resale thereunder.

In addition, we have terminated the SEDA with Cornell.

Source and Uses of Cash

Cash Used in Operating Activities

Cash used in operating activities for the year ended June 30, 2007 was $10,786,000 compared to $9,089,000 for the same period in 2006. The increase in cash outflow of $1,697,000 for the year ended June 30, 2007 was due primarily to the second lump sum licence fee paid to Novogen of $5,000,000 during the period compared to $4,000,000 paid in the corresponding period. Additional cash outflow was also incurred in connection with the increased costs associated with the Phase III OVATURE trial and the scale-up costs of phenoxodiol.

Cash Requirements

We are currently conducting the OVATURE Phase III clinical study to support marketing approval of phenoxodiol for ovarian cancer and the clinical and pre clinical development of NV-196 and NV-143.

Ongoing operations through the conduct of the clinical trial program will continue to consume cash resources without generating revenues.

We believe that the proceeds of the private placement closed in August 2007 provide us with sufficient cash resources to fund our planned operations over the next twelve months which include the OVATURE trial, the planned preclinical development of NV-196 and NV-143 and the planned human Phase I clinical program for NV-196.

We will however need additional funds in order complete the OVATURE trial and to further the clinical development program for NV-196 and NV-143 beyond the current objectives.

Licence Agreement for Phenoxodiol

In September 2003, we entered into a licence agreement pursuant to which Novogen's subsidiary, Novogen Research Pty Limited, granted to MEPL a worldwide non-transferable licence under its patents and patent applications and in its know-how to conduct clinical trials and commercialize and distribute phenoxodiol products. The licence agreement covers uses of phenoxodiol in the field of prevention, treatment or cure of cancer in humans delivered in all forms except topical applications. The licence is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world and thereafter is non-exclusive. MEPL may terminate the agreement by giving three months' notice to Novogen. MEPL paid $5,000,000 to Novogen in February 2004 which was the first lump sum licence fee payment due under the terms of the licence agreement. Also, MEPL paid $2,000,000 to Novogen in January 2005 and $4,000,000 in January 2006 which were the annual milestone licence fee payments due under the licence agreement. We paid a second lump sum licence fee of $5,000,000 to Novogen in July 2006 following the raising of funds in a private placement or PIPE closed on July 11, 2006. This licence fee was due on the later of November 1, 2003 or such later date when the cumulative total of all funds received from debt or equity issuances and revenue received from commercialization (income other than sales) and sales of phenoxodiol products exceeds $50,000,000. Following the private placement or PIPE closed on July 11, 2006, the funds received from equity issuances exceeded $50,000,000 which triggered this licence fee payment. Future amounts payable to Novogen under terms of the licence agreement are as follows:

1. Until the expiration of the exclusivity period of the licence, MEPL must pay Novogen 2.5% of all net sales and 25% of commercialization income. After the exclusivity period of the licence, 1.5% of net sales must be paid to Novogen. The preconditions to such payments have not yet occurred.

The "Exclusivity Period" ends on the later of:

(a) the date of expiration or lapsing of the last patent right in the patents and patent applications set out in the licence agreement with Novogen; or

(b) the date of expiration or lapsing of the last licenced patent right which MEPL would, but for the licence granted in the licence agreement, infringe in any country in the geographical territory covered by the licence agreement by doing in that country any of the things set out in the licence agreement.

2. In addition to the amounts above, beginning in 2006, an $8 million annual milestone licence fee is payable under the amended terms of the licence agreement for each calendar year ending December 31 during the exclusivity period of the licence. The December 31, 2006 licence fee has been deferred under the licence amendment deed which is discussed below.

Licence Amendment Deed for Phenoxodiol

In June 2006, we entered into an amendment deed to the licence agreement for phenoxodiol. Pursuant to the original term of the licence agreement for phenoxodiol we were required to pay an $8,000,000 licence milestone fee to Novogen Research Pty Limited in December 2006. The amendment deed extends the date that the $8,000,000 licence milestone fee is payable until the earliest receipt by MEPL of the first:

(i) approval by the FDA of an NDA for phenoxodiol;

(ii) approval or authorization of any kind to market phenoxodiol in the United States; or

(iii) approval or authorization of any kind by a government agency in any other country to market phenoxodiol.

Upon receipt of any of the above (the "Approval Date"), we must pay to Novogen, $8,000,000, together with interest on that amount from (and including) December 31, 2006, calculated at the bank bill rate. This milestone licence fee replaces the $8,000,000 December 31, 2006 milestone fee.

Further Amended and Restated License Agreement

Following agreement in March 2007, MEPL and Novogen Research Pty Limited entered into another amendment deed to the licence agreement for phenoxodiol for the purpose of further amending and restating the license agreement (the "Further Amended and Restated License Amendment").

The combined result of the Licence Amendment Deed for phenoxodiol and the Further Amended and Restated License Agreement will be that upon the Approval Date, MEPL will be required to pay Novogen Research $8,000,000, together with interest on such amount from (and including) December 31, 2006 to (but excluding) the Approval Date. Thereafter, MEPL will be required to make license milestone fee payments of $8,000,000 to Novogen Research Pty Limited on December 31 of the year of the Approval Date and on December 31 of each year thereafter during the exclusivity period under the License Agreement.

No licence fees have been accrued at June 30, 2007.

Licence Agreement NV-196 and NV-143

In May 2006, we entered into a second licence agreement with Novogen for two oncology compounds, NV-196 and NV-143. NV-196 is being developed initially in oral form for pancreatic and bile duct cancer and is currently in Phase I human testing. NV-143 is targeted for the treatment of melanoma, also in oral dose form, and is in the pre-clinical testing stage. The licence agreement is an agreement under which Novogen's subsidiary, Novogen Research Pty Limited, grants to MEPL a worldwide non-transferable licence under its patents and patent applications and in its know-how to conduct clinical trials and commercialize and distribute NV-196 and NV-143 products. The licence agreement covers uses of NV-196 and NV-143 in the field of prevention, treatment or cure of cancer in humans delivered in all forms except topical applications. The licence is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world and thereafter is non-exclusive. MEPL may terminate the agreement by giving three months' notice to Novogen. MEPL paid $1,000,000 to Novogen in May 2006 which was the first lump sum licence fee payment due under the terms of the licence agreement. We are required to make payments under the terms of this second licence agreement with Novogen as follows:

1. A lump sum licence fee of $1,000,000 is payable to Novogen on the commencement date of the licence in consideration of the licence granted. This initial lump sum licence fee was paid to Novogen in May 2006.

2. MEPL must pay to Novogen the following milestone licence fees upon the occurrence of the corresponding milestone as set forth below:

a) the first licenced product containing NV-196 to reach a milestone as set forth below; and

b) the first licenced product containing NV-143 to reach a milestone as set forth below.

The milestone licence fees are:

i) $1,000,000 on the date an IND for the licenced product goes into effect or the equivalent approval of a government agency is obtained in another country. If this event does not occur before March 31, 2008, then this amount will be due on this date;

ii) $2,000,000 on the date of enrollment of the first clinical trial subject in a Phase II clinical trial of the licenced product. If this event does not occur before June 30, 2009, then this amount will be due on this date;

iii) $3,000,000 on the date of enrollment of the first clinical trial subject in a Phase III clinical trial of the licenced product. If this event does not occur before December 31, 2011 then this amount will be due on this date; and

iv) $8,000,000 on the date of first receipt of a NDA for the licenced product from the FDA or equivalent approval from a government agency in another country. If this event does not occur before December 31, 2013, then this amount will be due on this date.

3. MEPL must pay Novogen royalties of 5.0% of all net sales and 25% of commercialization income for the term of the licence. The royalty rate is reduced by 50% if the licenced patent rights in any country or territory expire, lapse, are revoked, does not exist or is assigned to MEPL and the product is entirely manufactured and supplied in such country.

4. Minimum royalties of $3,000,000 per year are payable following the date of first receipt of an NDA for a licenced product from the FDA (or equivalent approval from a government agency in any other country) until the expiration of the term.

The licence agreement is able to be cancelled without penalty by MEPL by giving three months notice. Therefore licence fees due under the licence agreement are recognised as an expense when the milestone event occurs.

We will also be required to make payments to Novogen under the services agreement and manufacturing licence and supply agreement.

We do not intend to incur any significant capital expenditures in the foreseeable future.

We are currently assessing the future cash requirements needed to fund new clinical trial initiatives and licensing options available under the license option deed.

Contractual Obligations

At June 30, 2007, we had contractual obligations for the conduct of clinical trials, pre-clinical research and development and manufacturing process development of approximately $10,318,000. Of all expenditure commitments, clinical trial amounts are based on the assumption that all patients enrolled in clinical trials will complete the maximum number of allowed treatment cycles.

The following table summarizes our future payment obligations and commitments as of June 30, 2007 assuming all treatment cycles are completed:

	Payment Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**More Than 5 Years**
			(In thousands)		
Purchase Obligations	$10,318	$6,446	$3,652	$220	$—
Total	$10,318	$6,446	$3,652	$220	$—

No amounts have been included in the above table for future payments to Novogen which may arise in connection with the licence agreements, the services agreement or the manufacturing and supply agreement as future payments under the terms of the agreements are subject to termination provisions. Payments in connection with these agreements are detailed above and in Note 6 "Related Party Transactions" to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

Item 7a. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

We place cash in "on call" and "short-term" deposit accounts with high quality financial institutions.

We do not consider the effects of interest rate movements to be a material risk to our financial condition. We do not use derivative financial instruments to hedge risks associated with the fluctuations of interest rates.

Foreign Currency Risk

We conduct a portion of our business in various currencies, primarily in U.S. and Australian dollars. At June 30, 2007, we had not established a foreign currency hedging program. Net foreign exchange losses during the twelve months ended June 30, 2007 were $98,000 compared with net exchange losses of $2,000 during the twelve months ended June 30, 2006. Foreign exchange gains and losses occur upon consolidation of MEPL, which uses U.S. dollars as its functional currency and also engages in transactions in foreign currencies. MEPL's accounts are denominated in Australian dollars. Translation of MEPL's financial statements into U.S. dollars did not have a material impact on our financial position.

We do not consider the effects of foreign currency movements to be a material risk to our financial condition.

Item 8. ***Financial Statements and Supplementary Data***

Marshall Edwards, Inc
Index to Financial Statements


BDO Kendalls

BDO Kendalls (NSW)
Level 19.2 Market St
Sydney NSW 2000
GPO Box 2551 Sydney NSW 2001
Phone 61 2 9286 5555
Fax 61 2 9286 5599
info.sydney@bdo.com.au
ww.bdo.com.au

ABN 57 908 209 104

Report of Independent Registered Public Accounting Firm

Board of Directors
Marshall Edwards, Inc.

We have audited the accompanying consolidated balance sheet of Marshall Edwards, Inc. (a development stage company) as of June 30, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 2007, and for the period from December 1, 2000 (inception) through June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marshall Edwards, Inc. at June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows each of the years in the three year period ended June 30, 2007 and the period from December 1, 2000 (inception) through June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Kendalls (NSW)
Sydney, NSW, Australia
September 27, 2007

MARSHALL EDWARDS, INC.

(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	June 30, 2007	June 30, 2006
	(In thousands, except share and per share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 16,158	$ 10,054
Deferred Offering Costs	25	95
Prepaid expenses and other current assets	107	246
Total current assets	16,290	10,395
Total assets	$ 16,290	$ 10,395
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 1,197	$ 420
Accrued expenses	984	638
Amount due to related company	332	202
Total current liabilities	2,513	1,260
Stockholders' equity:		
Preferred stock, $0.01 par value, authorized 100,000 shares, none outstanding	—	—
Common stock, $0.00000002 par value, 113,000,000 authorized shares; shares issued and outstanding:		
63,390,937 at June 30, 2007 and 56,938,000 at June 30, 2006	—	—
Additional paid-in capital	53,098	34,636
Deficit accumulated during development stage	(39,321)	(25,501)
Total stockholders' equity	13,777	9,135
Total liabilities and stockholders' equity	$ 16,290	$ 10,395

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,			Period from December 1, 2000 (Inception) through June 30, 2007
	2007	2006	2005	
	(In thousands, except share and per share data)			
Revenues:				
Interest and other income	$ 645	$ 446	$ 308	$ 1,744
Total revenues	645	446	308	1,744
Operating expenses:				
Research and development	(5,761)	(3,427)	(2,279)	(15,941)
License fees	(5,000)	(3,000)	(3,000)	(17,000)
Selling, general and administrative	(3,703)	(1,404)	(1,450)	(8,121)
Total operating expenses	(14,464)	(7,831)	(6,729)	(41,062)
Loss from operations	(13,819)	(7,385)	(6,421)	(39,318)
Income tax expense	(1)	(1)	—	(3)
Net loss arising during development stage	$ (13,820)	$ (7,386)	$ (6,421)	$(39,321)
Net loss per common share:				
Basic and diluted	$ (0.22)	$ (0.13)	$ (0.11)	
Weighted average common shares outstanding	63,196,465	56,938,000	56,938,000	

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,			Period from December 1, 2000 (Inception) through June 30, 2007
	2007	2006	2005	
	(In thousands)			
Operating activities				
Net loss arising during development stage	(13,820)	(7,386)	(6,421)	(39,321)
Adjustments to reconcile net loss to net cash used in operating activities:				
Share based payments	1,642	—	—	1,642
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets	139	(120)	(96)	(107)
Accounts payable	777	166	62	1,197
Accrued expenses	346	235	(34)	984
Amounts due to related company	130	(1,984)	908	332
Net cash used in operating activities	(10,786)	(9,089)	(5,581)	(35,273)
Financing activities				
Net proceeds from issuance of Common Stock	16,915	—	—	51,551
Deferred Offering Costs	(25)	(95)	—	(120)
Withdrawal from/(investment in) short-term deposits	—	10,000	(10,000)	—
Net cash provided by/(used in) financing activities	16,890	9,905	(10,000)	51,431
Net increase/(decrease) in cash and cash equivalents	6,104	816	(15,581)	16,158
Cash and cash equivalents at beginning of period	10,054	9,238	24,819	—
Cash and cash equivalents at end of period	16,158	10,054	9,238	16,158
Income taxes paid	(1)	(1)	—	(3)

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock (shares)	Additional paid in capital	Deficit Accumulated During Development Stage	Accumulated Other Comprehensive Income/(Loss)	Total
		(In thousands, except share data)			
Balance June 30, 2001	49,500,000	$ —	$ —	$ —	$ —
Net loss arising during development stage			(123)		(123)
Common Stock issued May 22, 2002 (including 2,523,000 warrants)	2,523,000	9,022			9,022
Balance at June 30, 2002	52,023,000	9,022	(123)	—	8,899
Net loss arising during development stage			(3,033)		(3,033)
Foreign currency translation adjustments				31	31
Comprehensive Loss					(3,002)
Common Stock issued June 26, 2003	9,000	36			36
Balance at June 30, 2003	52,032,000	9,058	(3,156)	31	5,933
Net loss arising during development stage			(8,538)		(8,538)
Foreign currency translation adjustments				(31)	(31)
Comprehensive Loss					(8,569)
Common Stock issued November 30, 2003	2,514,000	10,056			10,056
Common Stock issued December 18, 2003 (including 2,392,000 warrants)	2,392,000	15,522			15,522
Balance at June 30, 2004	56,938,000	$34,636	$(11,694)	$ —	$ 22,942
Net loss arising during development stage			(6,421)		(6,421)
Comprehensive Loss					(6,421)
Balance at June 30, 2005	56,938,000	$34,636	$(18,115)	$ —	$ 16,521
Net loss arising during development stage			(7,386)		(7,386)
Comprehensive Loss					(7,386)
Balance at June 30, 2006	56,938,000	34,636	(25,501)	—	$ 9,135
Net loss arising during development stage			(13,820)		(13,820)
Comprehensive Loss					(13,820)
Common Stock issued July 11, 2006	6,329,311	16,820			16,820
Shares issued as share-based payment (refer Note 7)	123,626	443			443
Warrants issued as share-based payment (refer Note 7)		1,199			1,199
Balance at June 30, 2007	63,390,937	53,098	(39,321)	—	$ 13,777

See accompanying notes.

MARSHALL EDWARDS, INC.

(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007

1. The Company and Summary of Significant Accounting Policies

Marshall Edwards, Inc. ("MEI" or the "Company") is a development stage company incorporated in December 2000 as a wholly-owned subsidiary of Novogen Limited ("Novogen"). The Company commenced operations in May 2002 and its business purpose is the development and commercialization of drugs for the treatment of cancer. The Company is presently engaged in the clinical development of the anti-cancer drug phenoxodiol. Novogen's subsidiary has granted to the Company's subsidiary, Marshall Edwards Pty Ltd (MEPL), a worldwide non-transferable licence under its patent right and patent applications and its relevant know-how to conduct clinical trials and commercialize and distribute all forms of phenoxodiol for uses in the field of prevention, treatment, and cure of cancer in humans, except topical applications. As at the date of this report Novogen owns approximately 71.9% of the outstanding shares of the Company's common stock.

The Company's main focus since commencing operations is to undertake human clinical testing of phenoxodiol. Operations have now expanded to include the recently licenced drug candidates NV-196 and NV-143. During fiscal year 2007, we commenced the OVATURE Phase III clinical trial for phenoxodiol (known as "OVATURE") and continued to recruit patients into the existing clinical trial programs. We have reached agreement under the Special Protocol Assessment (SPA) process with the United States Food and Drug Administration (FDA) on the design our OVATURE pivotal study protocol for phenoxodiol. The trial is designed to test the ability of phenoxodiol to restore sensitivity of late-stage ovarian cancers to carboplatin, a standard form of therapy for ovarian therapy.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, MEPL. Significant intercompany accounts and transactions have been eliminated on consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Interest

The only revenue earned by the Company to date is interest on cash balances, which is recognised on an accruals basis.

Cash and Cash Equivalents and Short Term Investments

Cash on hand and in banks and short-term deposits are stated at their nominal value. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Highly liquid investments with stated maturities of greater than three months are classified as short-term investments. The Company's cash, held in the United States, is deposited in financial institutions that are FDIC insured. These deposits are in excess of the FDIC insurance limits. The Company also holds cash with Australian financial institutions.

Income Taxes

Income taxes have been provided for using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be recognized. Valuation allowances are established against the recorded deferred income tax assets to the extent that management believes that it is more likely than not that a portion of the deferred income tax assets are not realizable.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term investments and accounts payable approximate fair value.

Foreign Currency Translation

The financial statements of MEPL have been translated into U.S. dollars in accordance with FASB Statement No. 52, "Foreign Currency Translation." Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the periods. Realized gains and losses from foreign currency transactions are reflected in the consolidated statements of operations.

Translation of MEPL's financial statements into U.S dollars does not have a material impact on the Company's financial position.

Research and Development Expenses

Research and development expenses relate primarily to the cost of conducting human clinical trials of phenoxodiol and has recently been expanded to include NV-196 and NV-143. Research and development costs are charged to expense as incurred.

Licence Fees

Costs incurred related to the acquisition or licensing of products that have not yet received regulatory approval to be marketed, or that are not commercially viable and ready for use or have no alternative future use, are charged to earnings in the period incurred.

Stock-Based Compensation

The Company's stock option plan provides for the grant of options to the Company's directors, employees, employees of the Company's affiliates and certain of the Company's contractors and consultants. To date no options have been issued under the plan.

Other stock-based payments have been accounted for in accordance with SFAS No. 123R "Share-Based Payments". The Company therefore recognizes the cost of goods acquired or the expense for services received in a share-based payment transaction when it obtains the goods or as services are received. The Company recognizes a corresponding increase in equity or a liability depending on the classification of the share-based instrument granted.

Basic and Diluted Loss Per Share

Basic and diluted earnings or loss per share is calculated in accordance with FASB Statement No. 128, "Earnings Per Share." In computing basic earnings or loss per share, the dilutive effect of stock options is excluded, whereas for diluted earnings per share it is included unless the effect is anti-dilutive. Since the Company has a loss for all periods presented, there is no dilutive effect of stock options.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss includes certain changes in stockholders' equity that are excluded from net loss. Comprehensive loss for all periods presented has been reflected in the Consolidated Statement of Stockholders' Equity.

Stockholders' Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of shares are recognized directly in equity as a reduction in the share proceeds received.

Deferred Offering Costs

Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Recent Accounting Standards

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities" which permits an entity to measure certain financial assets and financial liabilities at fair value. The purpose of SFAS 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS 159, entities that elect the fair value option by instrument will report unrealised gains and losses in earnings at each subsequent reporting date. The fair value option is irrevocable, unless a new election date occurs. SFAS 159 established presentation and disclosure requirements to help financial statement users to understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective as of the beginning of fiscal year 2009. The Company is currently evaluating the impact of adopting SFAS 159 and does not anticipate a material effect.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements". This bulletin discusses the utilization of quantifying the effects of financial statement misstatements by using a "dual approach" to assess these effects, which includes both a focus on the balance sheet and income statement. SAB 108 was effective for fiscal 2007 and did not have any effect on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 (SFAS 157). "Fair Value Measurements". This pronouncement defines fair value, established a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective as of the beginning of fiscal year 2009. The Company is currently evaluating the impact of adopting SFAS 157 and does not anticipate a material effect.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income taxes — an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in tax positions. This interpretation requires the Company to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal year 2008, with the cumulative effect of the change in accounting principle being recorded as an adjustment to opening retained earnings. The Company has adopted FIN 48 as of July 1, 2007, however the Company does not anticipate a material effect.

2. Income Taxes

Loss from operations consists of the following jurisdictions:

	Year Ended June 30,		
	2007	2006	2005
		(In thousands $)	
Domestic	(1,928)	(196)	(326)
Foreign	(11,891)	(7,189)	(6,095)
	(13,819)	(7,385)	(6,421)

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense attributable to loss arising during development stage is:

	Year Ended June 30,					
	2007		2006		2005	
	(In thousands $)	%	(In thousands $)	%	(In thousands $)	%
Tax at US statutory rates	4,837	35	2,585	35	2,247	35
Australian tax	(595)	(5)	(359)	(5)	(305)	(5)
R&D Tax concession	121	1	91	1	43	1
Over/(Under) Provision	18	1	140	2	(128)	(2)
Exchange rate difference on opening tax losses	1,657	12	(301)	(4)	284	4
Change in valuation allowance	(6,038)	(44)	(2,156)	(29)	(2,141)	(33)
	—	—	—	—	—	—

Deferred tax liabilities and assets are comprised of the following:

	Year Ended June 30,	
	2007	2006
	(In thousands $)	
Deferred tax liabilities		
Unrealised Foreign Exchange Gain	(13)	(2)
Total deferred tax liabilities	(13)	(2)
Deferred tax assets		
Tax carried forward losses	12,993	7,686
Share based payments	574	—
Unrealised Foreign Exchange Loss	39	2
Consultant and other accruals	277	146
Total deferred tax assets	13,883	7,834
Valuation allowance for deferred tax assets	(13,870)	(7,832)
Net deferred tax assets and liabilities	—	—

Management evaluates the recoverability of the deferred tax asset and the amount of the required valuation allowance. Due to the uncertainty surrounding the realization of the tax deductions in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset at June 30, 2007 and 2006. At such time as it is determined that it is more likely than not that the deferred tax assets will be realized, the valuation allowance will be reduced.

There was no benefit from income taxes recorded for the period from December 1, 2000 (inception) to June 30, 2007 due to the Company's inability to recognize the benefit of net operating losses. The Company had federal net operating loss carry forwards of approximately $1,364,000 at June 30, 2007. The federal net operating losses will begin to expire in 2022.

Foreign tax losses of approximately $41,717,000 at June 30, 2007, may be carried forward indefinitely.

3. Loss Per Share

The following table sets forth the computation of basic and diluted net loss per common share:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands, except share data)		
Numerator			
Net loss arising during development stage	(13,820)	(7,386)	(6,421)
Numerator for diluted earnings per share	$ (13,820)	$ (7,386)	$ (6,421)
Denominator			
Denominator for basic earnings per share -			
Weighted average number of shares used in computing net loss per share, basic and diluted	63,196,465	56,938,000	56,938,000
Effect of dilutive securities	—	—	—
Dilutive potential common shares	63,196,465	56,938,000	56,938,000
Basic and Diluted net loss per share	$ (0.22)	$ (0.13)	$ (0.11)

During the period presented the Company had warrants outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share as the effect would have been anti-dilutive. Since the Company has a loss for all periods presented, diluted and basic earnings per share are the same. The outstanding warrants consist of the following potential common shares:

	As at June 30,		
	2007	2006	2005
Outstanding Warrants	2,815,258	2,392,000	2,392,000

The warrants outstanding at June 30, 2007 have an exercise price of $4.35 per share and are exercisable prior to July 11, 2010.

During July 2006 the Company issued 6,452,937 shares of common stock and 2,815,258 warrants in connection with a PIPE capital raising and for securing a Standby Equity Distribution Agreement

4. Expenditure Commitments and Contingencies

At June, 30, 2007, the Company had contractual obligations for the conduct of clinical trials, pre- clinical research and development and manufacturing process development of approximately $10,318,000. Of the expenditure commitments, clinical trial amounts are based on the assumption that all patients enrolled in clinical trials will complete the maximum number of allowed treatment cycles. The amounts, assuming all treatment cycles are completed, are expected to be incurred as follows:

Contractual Obligations	Total	Payment Due by Period			
		Less Than 1 Year	1 — 3 Years	3 — 5 Years	More Than 5 Years
		(In thousands)			
Purchase Obligations	$10,318	$6,446	$3,652	$220	$—
Total	$10,318	$6,446	$3,652	$220	$—

No amounts have been included for future payments to Novogen which may arise in connection with the licence agreements, the services agreement or the manufacturing licence and supply agreement as future payments under the terms of the agreements are subject to termination provisions. Payments in connection with these agreements are detailed in Note 6 "Related Party Transactions".

The Company is not currently a party to any material legal proceedings.

The Company's certificate of incorporation provides that it will indemnify Novogen in connection with certain actions brought against Novogen by any of the Company's stockholders or any other person.

The Company has guaranteed the payment and performance of the obligations of its subsidiary, Marshall Edwards Pty Limited, to Novogen and its subsidiaries, Novogen Laboratories Pty Limited and Novogen Research Pty Limited, under the licence agreement for phenoxodiol, the manufacturing licence and supply agreement and the services agreement. Novogen has guaranteed the performance of the obligations of Novogen Research Pty Limited under the licence agreements for phenoxodiol and the obligations of Novogen Laboratories Pty Limited under the manufacturing licence and supply agreement to Marshall Edwards Pty Limited. Each of the Company and Novogen's obligations in the guarantee and indemnity agreement are absolute, unconditional and irrevocable.

The Company has issued a letter of support to the directors of Marshall Edwards Pty Limited guaranteeing financial support, for a period of twelve months ending October 3, 2007, should it be unable to meet any of its financial commitments.

5. Segment Information

The Company's focus is to continue the clinical program currently underway for the development and commercialization of phenoxodiol, NV-196 and NV-143. The business contains two major segments based on geographic location.

MARSHALL EDWARDS, INC.

(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended June 30,								
	2007			2006			2005		
	USA	Australia	Total	USA	Australia	Total	USA	Australia	Total
		(In thousands)			(In thousands)			(In thousands)	
Statement of Operations									
Interest Revenue	505	140	645	348	98	446	238	70	308
Loss from operations	(1,928)	(11,891)	(13,819)	(196)	(7,189)	(7,385)	(326)	(6,095)	(6,421)
Income Tax Expense	(1)	—	(1)	(1)	—	(1)	—	—	—
Net loss arising during development stage	(1,929)	(11,891)	(13,820)	(197)	(7,189)	(7,386)	(326)	(6,095)	(6,421)
Balance Sheet									
Segment assets	50,231	1,399	51,630	33,767	2,895	36,662	33,877	4,266	38,143
Elimination of investment in subsidiary	(35,340)	—	(35,340)	(26,267)	—	(26,267)	(18,779)	—	(18,779)
Consolidated Assets	$ 14,891	$ 1,399	$ 16,290	$ 7,500	$ 2,895	$ 10,395	$ 15,098	$ 4,266	$ 19,364
Segment liabilities	$ 110	$ 2,403	$ 2,513	$ 180	$ 1,080	$ 1,260	$ 93	$ 2,750	$ 2,843

6. Related Party Transactions

Licence Agreement for Phenoxodiol

In September 2003, the Company entered into a licence agreement pursuant to which Novogen's subsidiary, Novogen Research Pty Limited, granted to MEPL a worldwide non-transferable licence under its patents and patent applications and in its know-how to conduct clinical trials and commercialize and distribute phenoxodiol products. The licence agreement covers uses of phenoxodiol in the field of prevention, treatment or cure of cancer in humans delivered in all forms except topical applications. The licence is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world and thereafter is non-exclusive. MEPL may terminate the agreement by giving three months' notice to Novogen. MEPL paid $5,000,000 to Novogen in February 2004 which was the first lump sum licence fee payment due under the terms of the licence agreement. Also, MEPL paid $2,000,000 to Novogen in January 2005 and $4,000,000 in January 2006 which was the annual milestone licence fee payments due under the licence agreement. The Company paid a second lump sum licence fee of $5,000,000 to Novogen in July 2006 following the raising of funds in a private placement. This licence fee was due on the later of November 1, 2003 or such later date when the cumulative total of all funds received from debt or equity issuances and revenue received from commercialization (income other than sales) and sales of phenoxodiol products exceeded $50,000,000. Following the private placement or PIPE closed on July 11, 2006 the funds received from equity issuances exceeded $50,000,000 which triggered this licence fee payment. Future amounts payable to Novogen under terms of the licence agreement are as follows:

1. Until the expiration of the exclusivity period of the licence, MEPL must pay Novogen 2.5% of all net sales and 25% of commercialization income. After the exclusivity period of the licence, 1.5% of net sales must be paid to Novogen. The preconditions to such payments have not yet occurred.

The "Exclusivity Period" ends on the later of:

(a) the date of expiration or lapsing of the last patent right in the patents and patent applications set out in the licence agreement with Novogen; or

(b) the date of expiration or lapsing of the last licenced patent right which MEPL would, but for the licence granted in the licence agreement, infringe in any country in the geographical territory covered by the licence agreement by doing in that country any of the things set out in the licence agreement.

2. In addition to the amounts above, beginning in 2006, an $8 million annual milestone licence fee is payable under the amended terms of the licence agreement for each calendar year ending December 31 during the exclusivity period of the licence. The December 31, 2006 licence fee has been deferred under the licence amendment deed which is discussed below.

Licence Amendment Deed for Phenoxodiol

In June 2006, the Company entered into an amendment deed to the licence agreement for phenoxodiol. Pursuant to the original term of the licence agreement for phenoxodiol the Company was required to pay an $8,000,000 licence milestone fee to Novogen Research Pty Limited in December 2006. The amendment deed extends the date that the $8,000,000 licence milestone fee is payable until the earliest receipt by MEPL of the first:

(i) approval by the FDA of a New Drug Application (NDA) for phenoxodiol;

(ii) approval or authorization of any kind to market phenoxodiol in the United States; or

(iii) approval or authorization of any kind by a government agency in any other country to market phenoxodiol.

Upon receipt of any of the above (the "Approval Date"), the Company must pay to Novogen, $8,000,000, together with interest on that amount from (and including) December 31, 2006, calculated at the bank bill rate. This milestone licence fee replaces the $8,000,000 December 31, 2006 milestone fee.

Further Amended and Restated License Agreement

Following agreement in March 2007, MEPL and Novogen Research Pty Limited entered into another amendment deed to the licence agreement for phenoxodiol for the purpose of further amending and restating the license agreement (the "Further Amended and Restated License Amendment").

The combined result of the Licence Amendment Deed for Phenoxodiol and the Further Amended and Restated License Agreement will be that upon the Approval Date, MEPL will be required to pay Novogen Research Pty Limited $8,000,000, together with interest on such amount from (and including) December 31, 2006 to (but excluding) the Approval Date. Thereafter, MEPL will be required to make license milestone fee payments of $8,000,000 to Novogen Research Pty Limited on December 31 of the year of the Approval Date and on December 31 of each year thereafter during the exclusivity period under the License Agreement.

No licence fees have been accrued at June 30, 2007.

Licence Agreement NV-196 and NV-143

In May 2006, the Company entered into a second licence agreement with Novogen for two oncology compounds, NV-196 and NV-143. NV-196 is being developed initially in oral form for pancreatic and bile duct cancer and is currently in Phase I human testing. NV-143 is targeted for the treatment of melanoma, also in oral dose form, and is in the pre-clinical testing stage. The licence agreement is an agreement under which Novogen's subsidiary, Novogen Research Pty Limited, grants to MEPL a worldwide non-transferable licence under its patents and patent applications and in its know-how to conduct clinical trials and commercialize and distribute NV-196 and NV-143 products. The licence agreement covers uses of NV-196 and NV-143 in the field of prevention, treatment or cure of cancer in humans delivered in all forms except topical applications. The licence is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world and thereafter is non-exclusive. MEPL may terminate the agreement by giving three months' notice to Novogen. MEPL paid $1,000,000 to Novogen in May 2006 which was the first lump sum licence fee payment due under the terms of the licence agreement. The Company is required to make payments under the terms of this second licence agreement with Novogen as follows:

1. A lump sum licence fee of $1,000,000 is payable to Novogen on the commencement date of the licence in consideration of the licence granted. This initial lump sum licence fee was paid to Novogen in May 2006.

2. In further consideration of the licence granted, MEPL must pay to Novogen the following milestone licence fees upon the occurrence of the corresponding milestone as set forth below;

a) the first licence product containing NV-196 to reach a milestone as set forth below; and

b) the first licenced product containing NV-143 to reach a milestone as set forth below.

The milestone licence fees are:

i) $1,000,000 on the date an IND for the licenced product goes into effect or the equivalent approval of a government agency is obtained in another country. If this event does not occur before March 31, 2008 then this amount will be due on this date;

ii) $2,000,000 on the date of enrollment of the first clinical trial subject in a Phase II clinical trial of the licenced product. If this event does not occur before June 30, 2009, then this amount will be due on this date;

iii) $3,000,000 on the date of enrollment of the first clinical trial subject in a Phase III clinical trial of the licenced product. If this event does not occur before December 31, 2011, then this amount will be due on this date; and

iv) $8,000,000 on the date of first receipt of a NDA for the licenced product from the FDA or equivalent approval from a government agency in another country. If this event does not occur before December 31, 2013, then this amount will be due on this date.

3. MEPL must pay Novogen royalties of 5.0% of all net sales and 25% of commercialization income for the term of the licence. The royalty rate is reduced by 50% if the licenced patent rights in any country or territory expire, lapse, are revoked, do not exist or are assigned to MEPL and the product is entirely manufactured and supplied in such country.

4. Minimum royalties of $3,000,000 per year are payable following the date of first receipt of an NDA for a licenced product from the FDA (or equivalent approval from a government agency in any other country) until the expiration of the term.

The licence agreement is able to be cancelled without penalty by MEPL by giving three months notice. Therefore licence fees due under the licence agreement are recognised as an expense when the milestone event occurs.

Amended and Restated Licence Option Deed

On September 24, 2003, MEPL and Novogen Resarch Pty Limited entered into an Amended and Restated Licence Option Deed (the "Licence Option Deed"). The licence option deed grants MEPL an exclusive right to accept and an exclusive right to match any proposed dealing by Novogen of its intellectual property rights with a third party relating to synthetic compounds (other than phenoxodiol) that have known or potential applications in the field of prevention, treatment or cure of cancer in humans in all forms other than topical applications.

Amended and Restated Services Agreement

On September 24, 2003, the Company, Novogen and MEPL entered into an Amended and Restated Services Agreement (the "Services Agreement"). The Company does not currently intend to directly employ any staff. Under the terms of the Services Agreement, Novogen Limited or its subsidiaries have agreed to provide services reasonably required by the Company relating to the development and commercialization of phenoxodiol and other licenced products, including NV-196 and NV-143. Novogen has agreed to provide these services at cost plus a 10% mark-up. The Company may terminate the agreement on three months written notice to Novogen.

Transactions giving rise to expenditures amounting to $1,963,000, $1,294,000 and $1,073,000 were made under the Services Agreement with Novogen during the twelve months ended June 30, 2007, 2006 and 2005 respectively. Of these amounts, $1,145,000, $588,000 and $385,000 related to service fees paid to Novogen for research and development services provided in the twelve months ended June 30, 2007, 2006 and 2005 respectively, reflecting the time spent by Novogen research staff on the development of phenoxodiol. Additionally, $818,000, $707,000 and $688,000 of the total expenditures during the twelve months ended June 30, 2007, 2006 and 2005, respectively, related to costs incurred for administration and accounting services provided by Novogen.

At June 30, 2007 and 2006, $177,000 and $118,000, respectively, was due and owing to Novogen under the services agreement and is included in amounts due to related company.

Amended and Restated Manufacturing Licence and Supply Agreement

On September 24, 2003, MEPL and Novogen Laboratories Pty Limited entered into an Amended and Restated Manufacturing Licence and Supply Agreement (the "Manufacturing Licence and Supply Agreement").Under the terms of the Manufacturing Licence and Supply Agreement, MEPL has granted to one of Novogen's subsidiaries an exclusive, non-transferable sub licence to manufacture and supply phenoxodiol in its primary manufactured form. Novogen's subsidiary has agreed to supply phenoxodiol to MEPL for the clinical trial development program and phenoxodiol's ultimate commercial use. Phenoxodiol supplied by Novogen under the terms of this agreement will by charged at cost plus a 50% markup.

Transactions giving rise to expenditures amounting to $153,000, $527,000 and $612,000 were made under the manufacturing licence and supply agreement with Novogen during the twelve months ended June 30, 2007, 2006 and 2005, respectively.

At June 30, 2007 no amount was due and owing to Novogen under the Manufacturing Licence and Supply Agreement. At June 30, 2006 $74,000 was due and owing to Novogen and is included in amounts due to related company.

Novogen has taken the strategic decision not to manufacture large scale Active Pharmaceutical Ingredients for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area.

7. Equity

MEI is a development stage company incorporated in December 2000 that commenced operations in May 2002 coinciding with its listing on the London Stock Exchange's Alternative Investment Market (AIM).

In May 2002, the Company sold 2,523,000 shares of its common stock and 2,523,000 warrants, raising proceeds of $9,022,000, net of $1,070,000 of transaction costs. The warrants were exercisable prior to November 30, 2003 at an exercise price of $4.00 per share. The common stock was listed for trading on the AIM. Following the listing, Novogen retained 95.1% of the Company's common stock.

In June 2003, 9,000 warrants were exercised, resulting in proceeds to the Company of $36,000. In November 2003 the remaining 2,514,000 warrants were exercised at an exercise price of $4.00 per share with proceeds to the Company of $10,056,000.

In December 2003, the Company sold 2,392,000 common stock units at a public offering price of $7.50 per unit. Each common stock unit consisted of:

- one share of common stock; and
- one warrant to purchase a share of common stock, exercisable prior to December 18, 2006 at an exercise price equal to $9.00.

In connection with the December 2003 offering, the Company's common stock and warrants commenced trading separately on the Nasdaq Global Market. The Company received proceeds of $15,522,000, net of $2,431,000 transaction costs in the December 2003 offering.

On December 18, 2006, 2,392,000 warrants which were issued in connection with the December 2003 public offering expired and no shares of common stock were issued relating to those warrants.

In January 2006, the Company voluntarily cancelled the trading of its common stock on the AIM.

On July 11, 2006, the Company entered into a securities subscription agreement with certain accredited investors providing for the placement of 6,329,311 shares of the Company's common stock and warrants exercisable for 2,215,258 shares of the Company's common stock at a purchase price of $2.90 per unit. Each unit consisted of one share of common stock and 0.35 of a warrant to purchase one share of common stock. The warrants have an exercise price of $4.35 per share, subject to certain adjustments. The exercise price and number of shares issuable upon exercise of such warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. The Company closed the private placement on July 11, 2006. In connection with the private placement or PIPE, the Company received proceeds of $16.8 million net of $1.5 million commissions and other costs.

In connection with the securities subscription agreement described above the Company entered into a registration rights agreement pursuant to which the Company is obligated to file a resale registration statement with the SEC covering the shares of common stock issued in connection with the securities subscription agreement, in addition to the shares of common stock underlying the warrants issued in connection with the securities subscription agreement. The Company filed the registration statement on August 9, 2006. The resale registration statement was declared effective September 5, 2006.

On July 11, 2006, the Company entered into a standby equity distribution agreement (the "SEDA"), with Cornell Capital Partners, LP ("Cornell"). Under the SEDA, the Company may issue and sell to Cornell shares of its common stock for a total purchase price of up to $15 million, once a resale registration statement is in effect. Commencing as of the effective date of the registration statement and continuing for up to 24 months thereafter, the Company has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from the Company after the Company sends a notice that it intends to sell shares of its common stock to Cornell. Each advance under the SEDA is limited to a maximum of $1.5 million.

In connection with the SEDA, the Company paid Cornell a commitment fee of 123,626 shares of its common stock and warrants to purchase 600,000 shares of its common stock which expire on July 11, 2010. The warrants have an exercise price of $4.35 per share, subject to certain adjustments. The exercise price and number of shares issuable upon exercise of such warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The commitment fee, comprising shares and warrants, is a share-based payment and has been accounted for in accordance with FAS 123R "Share-based Payment". The fair values of shares and warrants issued have been recognized directly as equity in the balance sheet and as selling, general and administration expenses in the income statement in the year ended June 30, 2007.

Before the Company can sell any shares of its common stock to Cornell under the SEDA, a resale registration statement must be filed with and declared effective by the SEC to cover Cornell's resale of shares of the Company's common stock that it buys under the SEDA.

The Company has not issued any shares of common stock under the terms of the SEDA.

Under the terms of the PIPE, the Company is required to maintain an effective registration statement covering the resale shares of common stock issued in the PIPE and the shares of common stock issue able upon exercise of the warrants issued in the PIPE. At the date of issuance the Company assessed the terms of the agreement, as the penalty for not maintaining the registration of common stock is less than the difference between the value of registered shares and unregistered shares, the equity has been classified as permanent equity.

On January 1, 2007 the Company adopted FASB Staff Position No. EITF 00-19-2 (FSP 00-19-2). FSP 00-19-2 requires the contingent obligation to make future payments under the registration rights agreement be recognized separately in accordance with FASB Statement No. 5, Accounting for Contingencies and the underlying warrants be recognized without regard to the contingent obligation. The adoption of FSP 00-19-2 had no effect on the Company's financial statements as the warrants will remain classified as permanent equity and management does not currently believe that it is probable a payment will be made under the registration rights agreement

At the end of the fiscal year ending June 30, 2007 Novogen owned approximately 78.1% of the outstanding common stock.

8. Significant Events After Balance Date

On August 1, 2007, the Company entered into a securities subscription agreement with certain accredited investors providing for the placement of 5,464,001 shares of our common stock at a purchase price of $3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. All of the warrants have an exercise price of $3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, or August 6, 2012. The Company also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to Blue Trading, LLC have an exercise price of $3.00 per share and each warrant is convertible for 4 shares of common stock. These warrants may be exercised immediately and will expire five years from the date of issuance, on August 6, 2012. The Company closed the private placement on August 6, 2007. In connection with the PIPE we received gross proceeds of $16.4 million.

The Company has entered into a registration rights agreement with the investors party to the securities subscription agreement, and Blue Trading, LLC, and has agreed to file a registration statement with the SEC for the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the securities subscription agreement for resale thereunder.

In addition, the Company terminated the SEDA with Cornell.

MARSHALL EDWARDS, INC.

(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. Quarterly Financial Data (Unaudited)

2007 for the Quarter Ended	Jun-30	Mar-31	Dec-31	Sep-30	Year
	(In thousands except per share data)				
Revenue	156	171	183	135	645
Loss from operations	(2,042)	(1,722)	(2,175)	(7,880)	(13,819)
Net Loss arising during development stage	(2,042)	(1,723)	(2,175)	(7,880)	(13,820)
Basic and diluted loss per share	(0.03)	(0.03)	(0.03)	(0.13)	(0.22)

2006 for the Quarter Ended	Jun-30	Mar-31	Dec-31	Sep-30	Year
	(In thousands except per share data)				
Revenue	93	101	130	122	446
Loss from operations	(552)	(3,252)	(1,778)	(1,803)	(7,385)
Net Loss arising during development stage	(553)	(3,252)	(1,778)	(1,803)	(7,386)
Basic and diluted loss per share	(0.01)	(0.06)	(0.03)	(0.03)	(0.13)

10. Contingent Liabilities

On 11 July, 2006 the Company entered into a registration rights agreement in connection with the private placement or PIPE capital raising which provides for liquidated damages of up to 10% of the aggregate purchase price of the shares issued as part of the PIPE transaction if the Company does not maintain an effective registration of those shares. An effective registration has been maintained at the date of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9a.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this report, our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Changes in Internal Controls

There were no changes in internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

A control system no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the company are detected. Accordingly, our disclose controls and procedures are designed to provide reasonable not absolute assurance that the objectives of our disclosure control system are met and, as set forth above, our chief executive officer and chief financial officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met.

Item 9b. ***Other Information***

Not applicable

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Code of Ethics

We have adopted a Code of Business and Ethics policy that applies to our directors and employees (including our principal executive officer and our principal financial officer), and have posted the text of our policy on our website (www.marshalledwardsinc.com). In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer and principal financial officer and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

The other information required by this item is incorporated herein by reference to our proxy statement for the fiscal year ended June 30, 2007 (the "Proxy Statement").

Item 11. ***Executive Compensation***

The information required by this item is incorporated herein by reference to the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Certain of the information required by this item is included in Part II Item 5 of this Annual Report and certain information is incorporated herein by reference to the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated herein by reference to the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item is incorporated by reference to the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)1. Financial Statements

Reference is made to the Index to Financial Statements under Item 8, Part II hereof.

2. Financial Statement Schedules

The Financial Statement Schedules have been omitted either because they are not required or because the information has been included in the financial statements or the notes thereto included in this Annual Report on Form 10-K.

3. Exhibits

Exhibit Index

Exhibits

3.1	Restated Certificate of Incorporation(1)
3.2	Amended and Restated Bylaws (21)
4.1	Specimen Stock Certificate(3)
4.2	Specimen Warrant Certificate(4)
4.3	Specimen Warrant Certificate(5)
4.4	Specimen Warrant Certificate *
4.5	Warrant Agreement(6)
4.6	Form of Warrant Agreement(7)
4.7	Warrant Agreement (22)
4.8	Amended and Restated Warrant Agreement (26)
4.9	Form of Warrant(8)
4.10	Form of Warrant (23)
4.11	Form of Warrant (28)
10.1	Amended and Restated Licence Agreement between Novogen Research Pty Limited and Marshall Edwards Pty Limited(9)
10.2	Amended and Restated Manufacturing Licence and Supply Agreement between Novogen Laboratories Pty Limited and Marshall Edwards Pty Limited (10)
10.3	Amended and Restated Licence Option Deed between Novogen Research Pty Limited and Marshall Edwards Pty Limited (11)
10.4	Amended and Restated Services Agreement among Novogen Limited, Marshall Edwards, Inc. and Marshall Edwards Pty Limited (12)
10.5	Guarantee and Indemnity among Marshall Edwards, Inc., Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Novogen Limited (13)
10.6	Marshall Edwards, Inc. Share Option Plan (14)
10.7	Licence Agreement between Novogen Research Pty Limited and Marshall Edwards Pty Limited (15)
10.8	Amendment Deed between Novogen Research Pty Limited and Marshall Edwards Pty Limited (16)
10.9	Securities Subscription Agreement by and among Marshall Edwards, Inc. and the investors listed on Schedule 2.1 thereto (17)
10.10	Registration Rights Agreement by and among Marshall Edwards, Inc. and the investors as signatories thereto (18)
10.11	Standby Equity Distribution Agreement between Marshall Edwards, Inc. and Cornell Capital Partners, L.P. (19)
10.12	Registration Rights Agreement between Marshall Edwards, Inc. and Cornell Capital Partners, L.P. (20)
10.13	Securities Subscription Agreement, dated as of August 1, 2007 by and among Marshall Edwards, Inc. and the investors listed on schedule 2.1 thereto (24)
10.14	Registration Rights Agreement, dated as of August 6, 2007 by and among Marshall Edwards, Inc. and the purchases signatory thereto (25)
10.15	Registration Rights Agreement, dated as of September 26, 2007, between Marshall Edwards, Inc. and Blue Trading, LLC (27)
21.1	Subsidiaries of Marshall Edwards, Inc.(2)
23.1	Consent of BDO Kendalls (NSW)*
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

(1) Incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(2) Incorporated by reference to Exhibit 21 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(3) Incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Registrant's Registration Statement on Form S-1 filed on October 31, 2003 (Reg. No. 333-109129).

(4) Incorporated by reference to Exhibit 4.3 Amendment No. 1 to Registrant's Registration Statement on Form S-1 filed on October 31, 2003 (Reg. No. 333-109129).

(5) Incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on Form S-3 filed on August 9, 2006 (Reg. No. 333-136440).

(6) Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to Registrant's Registration Statement on Form S-1 filed on October 31, 2003 (Reg. No. 333-109129).

(7) Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on July 12, 2006.

(8) Incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed on July 12, 2006.

(9) Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(10) Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(11) Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(12) Incorporated by reference to Exhibit 10.4 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(13) Incorporated by reference to Exhibit 10.5 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(14) Incorporated by reference to Exhibit 10.6 to Registrant's Registration Statement on Form S-1 filed on September 25, 2003 (Reg. No. 333-109129).

(15) Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on May 16, 2006.

(16) Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 9, 2006

(17) Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K/A filed on July 12, 2006.

(18) Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on July 12, 2006.

(19) Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on July 12, 2006.

(20) Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on July 12, 2006.

(21) Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on July 30, 2007.

(22) Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on August 6, 2007.

(23) Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on August 6, 2007.

(24) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 6, 2007.

(25) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 6, 2007.

(26) Incorporated by reference to Exhibit 4.8 to the Registrant's Current Report on Form 8-K/A filed on September 27, 2007.

(27) Incorporated by reference to Exhibit 10.15 to the Registrant's Current Report on Form 8-K/A filed on September 27, 2007.

(28) Incorporated by reference to Exhibit 4.11 to the Registrant's Current Report on Form 8-K/A filed on September 27, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2007.

MARSHALL EDWARDS, INC.
A Delaware Corporation

By: /s/ Christopher Naughton
Christopher Naughton
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 27, 2007.

Signatures	Title
By: /s/ Christopher Naughton Christopher Naughton	President, Chief Executive Officer and Director
By: /s/ David Seaton David Seaton	Secretary, Chief Financial Officer
By: /s/ Stephen Breckenridge Stephen Breckenridge	Director
By: /s/ Bryan Williams Bryan Williams	Director
By: /s/ Paul Nestel Paul Nestel	Director
By: /s/ Philip Johnston Philip Johnston	Director
By: /s/ William Rueckert William Ruechert	Director

Marshall Edwards, Inc.

☐ Mark this box with an X if you have made changes to your name or address details above.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Election of Directors

1. The Board of Directors recommends a vote FOR the listed nominees.



	For	Withhold
01 - Philip Johnston	☐	☐
02 - Paul John Nastel	☐	☐
03 - William D. Rueckert	☐	☐



B Issues

1. The Board of Directors recommends a vote FOR the following proposal:

	For	Against	Abstain
Ratification of appointment of BDO Kendalls (NSW) as auditors.	☐	☐	☐

C Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy)	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



1 U P X M S H L 2



001CD40033 00SOAB

015420_BROKER_BLANKS_3_1024164514/000003/000003/I

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Marshall Edwards, Inc.

PROXY SOLICITED BY BOARD OF DIRECTORS FOR ANNUAL MEETING
(WEDNESDAY, DECEMBER 19, 2007)

Please sign, date and return promptly in the enclosed envelope.

The undersigned hereby appoints Christopher Naughton and David Seaton and each of them, as proxies, with full power of substitution in each of them, for and on behalf of the undersigned to vote as proxies, as directed and permitted herein to vote your shares of Marshall Edwards, Inc. Common Stock at the Annual Meeting of Stockholders of Marshall Edwards, Inc. to be held on Wednesday, December 19, 2007, at 1:00 pm (local time) at the offices of Morgan Lewis & Bockius LLP, located at One Market, Spear Street Tower, San Francisco, California 94105, and at any adjournments thereof upon matters set forth in the proxy statement, and, in their judgment and discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted in the manner directed on the reverse hereof by the stockholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED (I) FOR THE NOMINEES FOR DIRECTOR LISTED AND (II) FOR THE RATIFICATION OF BDO KENDALLS (NSW) AS AUDITORS.

Marshall Edwards, Inc.

140 Wicks Road
North Ryde, New South Wales 2113
Australia

October 25, 2007

Dear Marshall Edwards Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of the Stockholders of Marshall Edwards, Inc., a Delaware corporation. The Annual Meeting will be held on Wednesday, December 19, 2007, commencing at 1:00 pm (local time) at the offices of Morgan, Lewis & Bockius LLP, located at One Market, Spear Street Tower, San Francisco, California 94105. We look forward to meeting with as many of our stockholders as possible.

At the meeting, we will (i) elect three directors, (ii) act upon a proposal to ratify the appointment of our independent auditors for the fiscal year ending June 30, 2008 and (iii) consider and act on such matters as may properly come before the meeting and any adjournment thereof.

There will also be a report on our business, and you will have an opportunity to ask questions about the Company.

It is important that your shares be represented at the meeting. Whether or not you plan to attend in person, you are invited to complete, sign, date and return the enclosed proxy in the envelope provided.

The Company's Annual Report for the fiscal year ended June 30, 2007 is being mailed to you together with the enclosed proxy materials.

Yours sincerely,



Christopher Naughton
President and Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
OCT 2 6 2007
WASH, D.C.
210
SECTION

Marshall Edwards, Inc.

140 Wicks Road
North Ryde, New South Wales 2113
Australia

Notice of Annual Meeting of Stockholders
To Be Held on Wednesday, December 19, 2007

October 25, 2007

To the Stockholders of Marshall Edwards, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of Marshall Edwards, Inc., a Delaware corporation, has been called and will be held on Wednesday, December 19, 2007, at 1:00 pm (local time) at the offices of Morgan, Lewis & Bockius LLP, located at One Market, Spear Street Tower, San Francisco, California 94105, for the following purposes:

1. to elect three members to the Board of Directors;

2. to ratify the appointment of our independent auditors for the fiscal year ending June 30, 2008; and

3. to consider and act on such matters as may properly come before the Annual Meeting and any adjournment thereof.

Only stockholders of record at the close of business on October 23, 2007, will be entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof.

ORDER OF THE BOARD OF DIRECTORS



David R. Seaton
Chief Financial Officer and Secretary

WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AT YOUR EARLIEST CONVENIENCE. YOU MAY RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE (NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES).

TABLE OF CONTENTS

MARSHALL EDWARDS, INC.

140 Wicks Road
North Ryde, New South Wales 2113
Australia

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Marshall Edwards, Inc. (the "Company") to be used at the Annual Meeting of Stockholders to be held on Wednesday, December 19, 2007, and at any adjournment thereof (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Annual Meeting. The Company's Annual Report for the fiscal year ended June 30, 2007 accompanies this Proxy Statement. This Proxy Statement and the accompanying materials are expected to be first sent or given to stockholders of the Company on or about October 25, 2007.

The close of business on October 23, 2007 has been fixed as the record date (the "Record Date") for the determination of the stockholders entitled to notice of and to vote at the Annual Meeting. Only holders of shares of the Company's common stock, $0.00000002 par value per share (the "Common Stock") as of the Record Date are entitled to notice of and to vote at the Annual Meeting.

Each share of Common Stock entitles the holder thereof to one vote per share on each matter presented to the stockholders for approval at the Annual Meeting. On the Record Date, there were 68,854,938 shares of Common Stock outstanding and entitled to vote.

Execution of a proxy by a stockholder will not affect such stockholder's right to attend the Annual Meeting and to vote in person. Any stockholder who executes a proxy has a right to revoke it at any time before it is voted by advising David R. Seaton, Secretary of the Company, in writing of such revocation, by executing a later-dated proxy which is presented to the Company at or prior to the Annual Meeting or by appearing at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy. Please note, however, that if your shares are held of record by a bank, broker or other agent and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that record holder.

The presence, in person or by proxy, of the holders of one-third of the shares of the Common Stock entitled to vote at the Annual Meeting will constitute a quorum. Assuming a quorum is met, each nominee for director who receives a plurality of the votes cast by holders of the shares of Common Stock as of the Record Date voting in person or by proxy at the Annual Meeting will be elected as a director. The proposal to ratify the appointment of BDO Kendalls (NSW) ("BDO") as the Company's independent auditors for the fiscal year ended June 30, 2008 will require approval by the majority of the votes cast by the holders of the shares of Common Stock as of the Record Date voting in person or by proxy at the Annual Meeting.

With regard to the election of directors, votes may be cast in favor or withheld. Votes that are withheld and broker non-votes, if any, will be counted for purposes of determining the presence or absence of a quorum, but will have no effect on the election of directors. You may vote either for or against or abstain from voting on the proposal to ratify the selection of BDO as the Company's independent auditors. Abstentions and broker non-votes, if any, will be counted for the purposes of determining the presence or absence of a quorum, but will have no effect on the ratification of BDO as the Company's independent auditors.

UNLESS SPECIFIED OTHERWISE, THE PROXIES WILL BE VOTED (I) FOR THE ELECTION OF TWO OF THE NOMINEES TO SERVE AS DIRECTORS OF THE COMPANY UNTIL THE ANNUAL MEETING IN 2010 AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED AND ONE OF THE NOMINEES TO SERVE AS DIRECTOR OF THE COMPANY UNTIL THE ANNUAL MEETING IN 2008 AND UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED AND (II) FOR THE RATIFICATION OF THE APPOINTMENT OF BDO AS THE COMPANY'S INDEPENDENT AUDITORS. IN THE DISCRETION OF THE PROXY HOLDERS, THE PROXIES WILL ALSO BE VOTED FOR OR AGAINST SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING. MANAGEMENT IS NOT AWARE OF ANY OTHER MATTERS TO BE PRESENTED FOR ACTION AT THE ANNUAL MEETING.

PROPOSAL 1

ELECTION OF DIRECTORS

Below are the three nominees for election to the Board of Directors. The first two individuals, Mr. Philip Johnston and Professor Paul John Nestel, are nominated for terms expiring at the Company's 2010 annual meeting of stockholders and until their respective successors have been duly elected and qualified. The third individual, Mr. William Rueckert, is nominated to serve until the 2008 annual meeting of stockholders and until his successor has been duly elected and qualified. The Company's restated certificate of incorporation and amended and restated bylaws provide that the authorized number of directors shall be determined by a resolution of the Board of Directors, but shall be between two and nine. The number of directors on the Board of Directors is currently fixed at six. Also, under the Company's restated certificate of incorporation and amended and restated bylaws, the Company's Board of Directors is divided into three classes, with the classes serving three-year staggered terms. Each class contains one-third (or if that number is not a whole number, the whole number nearest one-third) of the directors, with members of each class holding office for a three-year term. Currently there is one director whose term expires in 2008, two directors whose terms expire in 2009 and three directors whose terms will expire at the Annual Meeting in 2007. In order to provide that each class contains the whole number nearest one-third of the board of directors, Mr. William Rueckert, who was appointed to the Board of Directors in March 2007 and term expires at the Annual Meeting in 2007, is nominated to serve in the class of directors whose term expires in 2008.

The presence, in person or by proxy, of the holders of one-third of the shares of the Common Stock entitled to vote at the Annual Meeting will constitute a quorum. Assuming a quorum is met, each nominee for director who receives a plurality of the votes cast by holders of the shares of Common Stock as of the Record Date voting in person or by proxy at the Annual Meeting will be elected as a director. Votes may be cast in favor or withheld. Votes that are withheld and broker non-votes, if any, will be counted for purposes of determining the presence or absence of a quorum, but will have no effect on the election of directors.

Nominees

The following table sets forth information, as of October 19, 2007, regarding the nominees.

Name	Age	Positions Held with Company
Mr. Philip Johnston	60	Director
Professor Paul John Nestel	77	Director
Mr. William D. Rueckert	54	Director

Business Experience of Nominees

Mr. Philip Johnston, age 60, Director
Dip Eng (Production)

Mr. Johnston has been a director of the Company since April 2001. Mr. Johnston has more than 25 years of experience in the pharmaceutical industry. He has been a non-executive director of Novogen Limited ("Novogen"), the Company's parent, since 1997 and chairman of Novogen since January 2001. Since June 2004, Mr. Johnston has been a non-executive director of LIPA Pharmaceuticals Limited. He is also the managing director of Qualcare Management Pty. Ltd. Mr. Johnston has been a director of Glycotex, Inc. ("Glycotex"), a subsidiary of Novogen, since September 2005. From June 1988 to September 1997, Mr. Johnston was an executive director of Wellcome Australia Limited. He was previously a director of two subsidiary companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. Mr. Johnston has completed a number of executive development programs including programs at the University of New South Wales and the London Business School. Mr. Johnston's term as a director of the Company expires at the 2007 Annual Meeting of Stockholders.

Professor Paul John Nestel, age 77, Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel has been a director of the Company since April 2001. Professor Nestel has been a non-executive director of Novogen since September 2001. Professor Nestel is currently a Senior Principal Research Fellow at the Baker Heart Research Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne, a position which he has held since 1977. He is Honorary Professor of Medicine in the Faculty of Health, Medicine, Nursing and Behavioural Science at Deakin University, Melbourne. He serves on the Board of the International Life Sciences Institute of South East Asia. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 400 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal. Professor Nestel's term as a director of the Company expires at the 2007 Annual Meeting of Stockholders.

Mr. William D. Rueckert, age 54, Director

Mr. Rueckert has been a director of the Company since March 2007. He has been a director of Glycotex since October 2005. Mr. Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specializing in community banks. Mr. Rueckert is a Director of Emergency Filtration Products, Inc., a public manufacturer and marketer of respiratory filtration devices and Mr. Rueckert is a member of the Board of Directors of Glycotex, Inc. a subsidiary of Novogen Limited. Prior to his current positions, from 1991 to 2006 he was president and director of Rosow & Company, a private investment firm based in Connecticut. Mr. Rueckert has been president and director of Eastern Capital Development, LLC from 1999 to 2005, treasurer of Moore & Munger, Inc., a company with interests in the petroleum and resort development industries, from 1988 until 1990, and was president of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988. Among his many civic associations, Mr. Rueckert is director and president of the Cleveland H. Dodge Foundation, a private philanthropic organization in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University. Mr. Rueckert's term as a director of the Company expires at the 2007 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF MR. PHILIP JOHNSTON, PROFESSOR PAUL JOHN NESTEL AND MR. WILLIAM D. RUECKERT AS DIRECTORS OF THE COMPANY.

Business Experience of Members of the Board of Directors Continuing in Office

Member Whose Term Expires at the 2008 Annual Meeting of Stockholders

Mr. Christopher Naughton, age 54, Director
BEc, LLB

Mr. Naughton has been President, Chief Executive Officer and director of the Company since the Company's inception in December 2000. Mr. Naughton has been the Managing Director of Novogen since March 1997. Mr. Naughton was appointed Chairman of Glycotex in September 2005. Mr. Naughton received degrees in Economics from the Australian National University and in Law from the University of New South Wales. He completed the Program for Management Development at the Harvard Business School and is admitted to practice as an attorney in New South Wales. After working in merchant banking, he has spent over 20 years in the pharmaceutical industry including appointments as a director of Wellcome Australia Limited and Glaxo-Wellcome in world-wide business development with the Wellcome Foundation Limited in the UK.

Members Whose Terms Expire at the 2009 Annual Meeting of Stockholders

Mr. Stephen Breckenridge, age 65, Director
M Tax, FCA, FTIA

Mr. Breckenridge has been a director of the Company since August 2003. Mr. Breckenridge has had over 25 years of experience in public practice as a chartered accountant in Australia. Between July 2004 and June 2007, Mr. Breckenridge was the head of international transfer pricing for Australia and Asia at Baker & McKenzie (a global law firm) in Sydney. Mr. Breckenridge has been managing director of Breckenridge Consulting Pty Ltd. since 2001, which provides independent tax and management advice to multi-nationals and small and medium enterprises. Until 2001, Mr. Breckenridge was a tax partner for 24 years with KPMG in Sydney where he provided corporate tax advice to a wide cross section of businesses in Australia and overseas with particular emphasis in later years on international transfer pricing. Mr. Breckenridge has also been involved in the pharmaceutical and chemical industries over a long period including several industry association committees and leading industry focus groups within KPMG. From December 2003 to April 2004, Mr. Breckenridge was employed by Pitcher Partners Pty Ltd., an accounting firm in Sydney where he provided international tax advice to a broad range of businesses. Mr. Breckenridge has been a member of the Australian Institute of Company Directors (AICD) since May 2006 and is a graduate of AICD. Mr. Breckenridge holds a Master of Tax degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants and the Tax Institute of Australia.

Professor Bryan Williams, age 58, Director

Professor Bryan Williams has been a director of the Company since March 2006. Professor Williams has been the non-executive Chairman of the Board of Directors since November 2006 when he was appointed by the Board of Directors to replace Dr. Graham Kelly who had previously held the position of executive Chairman of the Board of Directors. Since January 1, 2006, Professor Williams has been the director of the Monash Institute of Medical Research in Melbourne, Australia. From 1991 to 2005, Professor Williams was Chairman of the Department of Cancer Biology, Lerner Research Institute, The Cleveland Clinic Foundation, Cleveland, Ohio. From 1993 to 2005, Professor Williams was Professor, Department of Genetics at Case Western Reserve University, Cleveland, Ohio. From 1998 to 2005, Professor Williams was an Associate Director of the Case Comprehensive Cancer Center in Cleveland, Ohio. Professor Williams holds a B.Sc. (Hons)(Microbiology) and PhD (Microbiology) from the University of Otago, New Zealand. He is an Honorary Fellow of the Royal Society of New Zealand.

Retirement of Director

Dr. Graham Kelly, whose term as a member of the Board of Directors would otherwise have expired at the 2008 Annual Meeting of Stockholders, retired as a member of the Company's Board of Directors in May 2007.

Information About the Board of Directors and its Committees

The Board of Directors has responsibility for the overall corporate governance of the Company.

Three of the six members of the Board of Directors are also currently directors of Novogen. The Company is a "controlled company" within the meaning given to that term by the NASDAQ Stock Market ("Nasdaq") because Novogen owns more than 50% of the Company's voting power. As a controlled company, the Company is exempt from the requirement that the Company's Board of Directors be composed of a majority of independent directors, however, a majority of the members of the Board of Directors are independent in accordance with Nasdaq requirements.

The Board of Directors held a total of 13 meetings during the fiscal year ended June 30, 2007. Each incumbent director attended at least 75% of the total number of meetings of the Board of Directors and the total number of meetings held by the committees of the Board of Directors on which each incumbent director served, in each case during the periods in which he served. In addition to regularly scheduled meetings, the directors discharge their responsibility through telephone and other communications with each other and with the executive officers. As required under Nasdaq listing standards, the independent directors meet in regularly scheduled executive sessions at which only independent directors are present, in conjunction with regularly scheduled meetings of the Board of

Directors. All of the directors are expected to attend the 2007 Annual Stockholders Meeting. All of the Company's six directors attended the 2006 Annual Stockholders Meeting.

The Board has established an Audit Committee to oversee the Company's financial matters and a Remuneration Committee to review the performance of executive directors and their remuneration.

Audit Committee

The Audit committee of the Board of Directors has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee is responsible for overseeing financial and accounting activities. The Audit Committee's responsibilities include the annual appointment of independent auditors and the review of the scope of audit and non-audit assignments and related fees, the accounting principles used in financial reporting, internal auditing and the Company's internal control procedures. The members of the Audit Committee are Mr. Stephen Breckenridge (chairman), Mr. Philip Johnston, Professor Bryan Williams and Professor Paul John Nestel, all of whom are independent as defined by applicable Nasdaq and U.S. Securities and Exchange Commission ("SEC") rules. The Board of Directors has also determined that Mr. Stephen Breckenridge is an "audit committee financial expert" as defined by SEC rules. The Company has adopted a written audit committee charter which is attached hereto as Appendix A.

The Audit Committee held 5 meetings during the fiscal year ended June 30, 2007.

Remuneration Committee

The Remuneration Committee generally reviews the performance of the executive directors and sets their remuneration. The Remuneration Committee also has the power to make recommendations to the full Board of Directors concerning the allocation of share options to directors and employees. The remuneration and terms of appointment of non-executive directors is set by the Board of Directors. The Remuneration Committee does not have a charter. The members of the Remuneration Committee are Mr. Philip Johnston, Professor Bryan Williams, Mr. Stephen Breckenridge and Professor Paul John Nestel.

Because the Company has no employees and no remuneration was paid directly to the Chief Executive Officer or to any of the other executive officers of the Company, there were no meetings of the Remuneration Committee held during the fiscal year ended June 30, 2007.

Nominating Committee

As a "controlled company", the Company is not subject to the Nasdaq rules requiring (i) Board of Director nominations to be selected, or recommended for the Board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors on the Board of Directors and (ii) each Nasdaq-listed company to have a formal written charter or resolutions by the Board of Directors addressing the nominating process. Accordingly, during the year ended June 30, 2007, the Company did not have a separately established Nominating Committee. The Board of Directors does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nominating Committee.

The duties and responsibilities typically delegated to a nominating committee are included in the responsibilities of the entire Board of Directors. The Board of Directors identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. If any member of the Board of Directors does not wish to continue in service or if the Board of Directors decides not to re-nominate a member for re-election, the Board will consider all qualified director candidates identified by members of the Board, by senior management and stockholders. Stockholders who would like to propose an independent director candidate for consideration by the Board of Directors may do so by submitting the candidate's name, résumé and biographical information to the attention of David R. Seaton, Secretary, Marshall Edwards, Inc., 140 Wicks Road, North Ryde, New South Wales, 2113, Australia, no later than the deadline for submission of stockholder proposals set forth under the section of this Proxy Statement entitled "Stockholder Proposals for the 2008 Annual Meeting". All proposals for nomination received by the Secretary of the Company will be presented to the Board of Directors for consideration.

The Board of Directors reviews each director candidate's biographical information and assesses each candidate's independence, skills and expertise based on a variety of factors, including the following criteria:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.
- Whether the candidate has had broad business, governmental, non-profit or professional experience that indicates that the candidate will be able to make a significant and immediate contribution to the Board of Directors' discussion and decision-making.
- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a director.

Application of these factors requires the exercise of judgment by members of the Board of Directors and cannot be measured in a quantitative way.

Director Independence

The Company's Board of Directors has determined the independence of each director and nominee for election as a director in accordance with the elements of independence set forth in the Nasdaq listing standards. Based upon information solicited from each nominee, the Company's Board of Directors has determined that each of Mr. Philip Johnston, Professor Paul John Nestel, Mr. William D. Rueckert, Mr. Stephen Breckenridge and Professor Bryan Williams have no material relationship with the Company and are "independent" within the meaning of Nasdaq's director independence standards, Audit Committee independence standards and Remuneration Committee independence standards, as currently in effect. Christopher Naughton, as President and Chief Executive Officer of the Company, is not considered independent in accordance with Nasdaq's requirements. Dr. Graham Kelly, who served as the Company executive Chairman of the Board of Directors from 2000 until November 2006, was not considered independent during his tenure in accordance with Nasdaq's requirements.

Communications with the Board of Directors

The Company's stockholders may communicate with the Board of Directors, including non-executive directors or officers, by sending written communications addressed to such person or persons in care of Marshall Edwards, Inc., 140 Wicks Road, North Ryde NSW 2113, Australia. All communications will be compiled by the Secretary and submitted to the addressee. If the Board of Directors modifies this process, the revised process will be posted on the Company's website.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors have selected BDO Kendalls (NSW) ("BDO") as independent auditors to audit the financial statements of the Company for the fiscal year ending June 30, 2008. The Board of Directors is submitting the appointment of BDO to the stockholders for ratification as a matter of good corporate practice.

The ratification of the appointment of BDO as the Company's independent auditors for the fiscal year ended June 30, 2008 will require approval by the majority of the votes cast by the holders of the shares of Common Stock as of the Record Date voting in person or by proxy at the Annual Meeting. Stockholders may vote either for or against or abstain from voting on the proposal to ratify the selection of BDO as the Company's independent auditors. Abstentions and broker non-votes, if any, will be counted for the purposes of determining the presence or absence of a quorum, but will have no effect on the ratification of BDO as the Company's independent auditors for the fiscal year ended June 30, 2008.

In the event that the stockholders fail to ratify the appointment, the Audit Committee will reconsider its selection of audit firms, but may decide not to change its selection. Even if the appointment is ratified, the Audit Committee may appoint different independent auditors at any time if it determines that such a change would be in the Company's stockholders' best interest.

Representatives of BDO are not expected to be present at the Annual Meeting.

BDO served as the Company's independent accountants to audit the Company's fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF BDO TO ACT AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 2008.

COMPENSATION AND OTHER INFORMATION CONCERNING OFFICERS, DIRECTORS AND CERTAIN STOCKHOLDERS

Compensation Discussion and Analysis

At the present time, the services of Christopher Naughton, the Company's President and Chief Executive Officer, and.David R. Seaton, the Company's Chief Financial Officer, are provided to the Company by Novogen pursuant to a Services Agreement described in this Proxy Statement under the heading "Certain Relationships and Related Transactions". The Company does not directly pay Messrs. Naughton and Seaton for their services. The Company has no other executive officers or employees. In the future, should the Services Agreement with Novogen be terminated, or should the Company hire executive officers whose services are not covered by the Services Agreement, the Company's Remuneration Committee expects to align compensation paid to executive officers and on both a long and short term basis in the form of cash salaries and the issuance of share options under the Marshall Edwards, Inc. Share Option Plan. Total compensation will be tied to individual performance and supplemented with awards tied to the Company's achieving certain financial and non-financial objectives as pre-determined by the Company's Board of Directors.

Executive Officers

The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. Set forth below are the names and certain biographical information regarding the Company's executive officers as of October 19, 2007.

Name	Age	Position Held
Christopher Naughton	54	President and Chief Executive Officer
David R. Seaton	54	Chief Financial Officer and Secretary

Dr. Graham Kelly previously served as the executive Chairman of the Board of Directors of the Company from 2000 to November 2006.

See "Proposal No. 1 — Election of Directors" for biographical information regarding Mr. Naughton.

David Ross Seaton
B Bus KCAE, M Com UNSW, CPA

Mr. Seaton has been the Company's Chief Financial Officer and Secretary since December 2000 and has been Chief Financial Officer of Novogen since September 1999. Mr. Seaton has been the Chief Financial Officer, Secretary and a director of Glycotex since September 2005. He holds a degree in Business Studies as well as a Master of Commerce Degree from the University of New South Wales. He has completed management development programs at Northwestern University in Chicago as well as Duke University and the London Business School. He has over 20 years experience in the pharmaceutical industry. Prior to joining Novogen in 1999, he was Finance Director of GlaxoWellcome Australia Limited from 1995 to 1999.

Remuneration of Executive Officers

The Company's current executive officers, Christopher Naughton and David R. Seaton, are also executive officers of Novogen and do not receive any remuneration directly from the Company in performing their duties as executive officers of the Company. From 2000 until November 2006, the time during which Dr. Graham Kelly served as executive Chairman of the Board of Directors, he also did not receive any remuneration directly from the Company in performing his duties as an executive officer of the Company. As stated under the heading 'Compensation Discussion and Analysis' the services of Christopher Naughton and David R. Seaton are provided to the Company pursuant to the Company's Services Agreement with Novogen. During Dr. Graham Kelly's tenure as executive Chairman of the Board of Directors his services were also provided pursuant to the same Services Agreement with Novogen.

Grants of Plan Based Awards

To date, the Company has never granted any share options under the Marshall Edwards, Inc. Share Option Plan.

Remuneration of Directors

The following table provides details of the fees paid to Directors of the Company for the fiscal year ending June 30, 2007

Name	Fees Earned or Paid in Cash ($)(1)	All Other Compensation ($)	Total A ($)	Total US ($)(5)
Philip Johnston	A$41,250	—	A$41,250	US$35,025
Paul John Nestel	A$41,250	—	A$41,250	US$35,025
William D. Rueckert ...	A$11,250	—	A$11,250	US$ 9,552
Stephen Breckenridge ..	A$41,250	A$7,500(2)	A$48,750	US$41,393
Bryan Williams.......	A$41,250	A$7,500(3)	A$48,750	US$41,393
Graham Kelly	A$26,250(4)	—	A$26,250	US$22,289

(1) Effective October 1, 2006, the Company increased the fees payable to its non-executive directors from $A30,000 per annum (approximately US$25,473 based upon an exchange rate of US$ .8491/A$1.00 as quoted by the Federal Reserve Bank of New York at June 29, 2007) to A$45,000 per annum (approximately US$38,210 based upon an exchange rate of US$ .8491/A$1.00 as quoted by the Federal Reserve Bank of New York at June 29, 2007) for the fiscal year ended June 30, 2007.

(2) Effective October 1, 2006, the Company provided that Stephen Breckenridge would receive A$10,000 per annum in connection with his services as Audit Committee Chairman

(3) Effective January 1, 2007, the Company provided that Bryan Williams would receive A$15,000 per annum in connection with his services as Chairman of the Board of Directors

(4) Represents the amount paid to Graham Kelly from November 24, 2006 to May 29, 2007 for his services as a non-executive director.

(5) Represents amount paid in US$ based upon an exchange rate of US$ .8491/A$1.00 as quoted by the Federal Reserve Bank of New York at June 29, 2007.

Christopher Naughton, President and Chief Executive Officer of the Company does not receive any remuneration for performing his duties as a director of the Company. During his tenure as executive Chairman of the Board of Directors of the Company from 2000 to November 2006, Dr. Graham Kelly did not receive any remuneration for performing his duties as executive Chairman of the Board of Directors of the Company.

Equity Compensation Plan Information

The following table sets forth, as of June 30, 2007 outstanding awards and shares remaining available for future issuance under the Company's compensation plans under which equity securities are authorized for issuance.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation plans approved by security holders	Not Applicable	Not Applicable	Not Applicable
Equity Compensation plans not approved by security holders(1)	None	Not Applicable	Indeterminable
Total	None	Not Applicable	Indeterminable

(1) The Company's employee share option plan provides its directors, employees, employees of the Company's affiliates and certain of its contractors and consultants with the opportunity to participate in the Company's ownership. To date, no options have been issued under the plan. The Company's remuneration committee addresses participation, the number of options offered and any conditions of exercise. In making these determinations the committee will generally consider the participant's position and record of service to the Company and the Company's affiliates and potential contribution to the growth of the Company and the Company's affiliates. Any other matters tending to indicate the participant's merit may also be considered. Options will be exercisable between two years and five years after grant, unless otherwise determined by the committee appointed by the board. Options granted will be exercisable at a price determined by the committee at the time of issue (and will be subject to adjustment in accordance with the terms of the plan). Other key terms of the plan include:

- Options will lapse if the participants cease to be engaged by the Company or its affiliates. The committee will have the discretion to waive this provision.
- The terms of the plan also provide for adjustments to the rights of an option holder as a result of a reorganization of the Company's capital or other corporate event. The holder of an option is not permitted to participate in any distribution by the Company or in any rights or other entitlements issued by the Company to stockholders in respect of the Company's shares unless the options are exercised prior to the relevant record; and
- All options vest on the occurrence of certain events such as a change of control, as defined in the share option plan

The plan also contains standard provisions dealing with matters such as administration of the plan, amendment of the plan and termination or suspension of the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of shares of the Company's Common Stock as of October 19, 2007 by each of the Company's officers' and directors', the Company's officers and directors as a group and each person known to beneficially own more than 5% of the Company's Common Stock as of October 19, 2007.

Beneficial Owner	Amount & Nature of Beneficial Ownership	Percentage of Shares Beneficially Owned(4)
Christopher Naughton	0	*
Philip Johnston	0	*
Paul John Nestel	0	*
Stephen Breckenridge	0	*
Bryan Williams	0	*
William D. Rueckert	1,000(1)	*
David R. Seaton	0	*
All directors and executive officers as a group	1,000	*
Novogen Limited	49,500,000(2)	71.9%
Josiah T. Austin	4,331,843(3)	6.2%

* Less than 1%

(1) William D. Rueckert is the beneficial owner of 1,000 shares of Common Stock. Mr. Rueckert exercises sole voting and investment power with respect to such shares. The address of Mr. Rueckert is 850 Hulls Farm Road, Southport, Connecticut 06890.

(2) Novogen Limited is the beneficial holder of 49,500,000 shares of Common Stock. The business address of Novogen Limited is 140 Wicks Road, North Ryde, New South Wales 2113, Australia

(3) Josiah T. Austin is the beneficial owner of 4,331,843 shares of Common Stock. Such amount includes 3,798,843 shares of Common Stock and warrants (the Warrants") to purchase 525,000 shares of Common Stock held in the name of El Coronado Holdings, LLC ("El Coronado"). Mr. Austin is the sole managing member of El Coronado and exercises sole voting and investment control with respect to such shares. The Warrants are currently exercisable at a price of $4.35 per share and expire on July 11, 2010. Such amount also includes 8,000 shares of Common Stock held in the name of certain family trusts of which Mr. Austin is the trustee. Mr. Austin exercises sole voting and investment control with respect to such shares of Common Stock. The business address of Mr. Austin is c/o El Coronado Holdings LLC is 4801 E. Broadway, Suite 501, Tucson, Arizona 85711

(4) Based upon 68,854,938 shares of the Company's Common Stock outstanding as of October 19, 2007. Shares of common stock subject to warrants that are currently exercisable or exercisable within 60 days of October 19, 2007 are deemed outstanding in addition to 68,854,938 shares of common stock outstanding as of October 19, 2007 for purposes of computing the percentage ownership of the person holding the warrants but are not deemed exercisable for computing the percentage ownership of any other person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's agreements with its parent corporation Novogen are each summarized below. As Novogen is the Company's parent corporation, each of the Company's agreements with Novogen are considered related party transactions. The Company's Code of Conduct provides that the Company's Audit Committee, which is composed of independent directors in accordance with both Nasdaq and SEC guidelines, review and approve all related party transactions. As such, each of these agreements were reviewed and approved by the majority of the members of the Company's Audit Committee who did not have an interest in the transactions. The Company believes that each of the Company's agreements with Novogen is on terms as favorable to the Company as the Company could have obtained from unaffiliated third parties. The following description is only a summary of what the Company believes are the material provisions of the agreements.

The License Agreement for Phenoxodiol

In September 2003, Novogen's subsidiary, Novogen Research Pty Limited ("Novogen Research"), entered into a license agreement with the Company's subsidiary, Marshall Edwards Pty Limited ("MEPL"), pursuant to which Novogen Research granted MEPL a world-wide, non-transferable license under its patents and patent applications and in its licensed know-how to conduct clinical trials and commercialize and distribute phenoxodiol products (the "Phenoxodiol License Agreement"). The Company and Novogen have each guaranteed the obligations of their respective subsidiaries under the Phenoxodiol License Agreement. See "Guarantee and Indemnity Agreement." The Phenoxodiol License Agreement is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world, which the Company expects will be no earlier than August 29, 2017, and thereafter is non-exclusive for the remainder of the term of the Phenoxodiol License Agreement. The Phenoxodiol License Agreement grants the Company the right to make, have made, market, distribute, sell, hire or otherwise dispose of phenoxodiol products in the field of prevention treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications (the "Field"). The Company is obliged to continue current and undertake further clinical trials of phenoxodiol, and is responsible for paying for all materials necessary to conduct clinical trials. The Company must conduct all such trials diligently and professionally, must use reasonable endeavors to design and conduct clinical trials to generate outcomes which are calculated to result in regulatory approval of phenoxodiol products. The Company must also keep proper records of all clinical trials and allow Novogen to inspect those records.

All intellectual property rights in the compound, trial protocols, results of the clinical trials, case report forms and any other materials used in the conduct of the clinical trials are assigned by the Company to Novogen and the Company may not publish the results of clinical trials without the prior written consent of Novogen. Each party must disclose to the other party developments, improvements, enhancements or new know-how in relation to the phenoxodiol product which are made or acquired by either party.

The Company may not sub-license, sub-contract, or engage agents without the prior written consent of Novogen. Any proposed sub-contractors and agents must first agree in writing to comply with certain confidentiality obligations and to assign to Novogen all intellectual property rights in the Field created or acquired by them in the course of their engagement.

Marketing and Commercialization

The Company may market and commercialize phenoxodiol products under the Phenoxodiol License Agreement in any manner the Company thinks fit, so long as the Company conducts any marketing and commercialization activities on a commercially reasonable basis in compliance with applicable laws and regulations, complies with reasonable directions given by Novogen, acts in a manner which the Company considers to be most beneficial to the interests of the Company and Novogen, and otherwise act in good faith to Novogen. All advertising and promotional material must be submitted to Novogen for prior approval.

Fees, Charges and Costs

MEPL paid $5,000,000 to Novogen in February 2004 which was the first lump sum license fee payment due under the terms of the Phenoxodiol License Agreement. Also, MEPL paid $2,000,000 to Novogen in January 2005 and $4,000,000 in January 2006 which were the annual milestone license fee payments due under the Phenoxodiol License Agreement. MEPL paid a second lump sum license fee of $5,000,000 to Novogen in July 2006 following the raising of funds in a private placement closed on July 11, 2006 (the "PIPE"). This license fee was due on the later of November 1, 2003 or such later date when the cumulative total of all funds received from debt or equity issuances and revenue received from commercialization (income other than sales) and sales of phenoxodiol products exceeded $50,000,000. Following the PIPE, the funds received from equity issuances exceeded $50,000,000 which triggered this license fee payment. Future amounts payable to Novogen under terms of the Phenoxodiol License Agreement are as follows:

1. Until the expiration of the exclusivity period of the license, MEPL must pay Novogen 2.5% of all net sales and 25% of commercialization income. After the exclusivity period of the license, 1.5% of net sales must be paid to Novogen. The preconditions to such payments have not yet occurred.

The "Exclusivity Period" ends on the later of:

(a) the date of expiration or lapsing of the last patent right in the patents and patent applications set out in the Phenoxodiol License Agreement with Novogen; or

(b) the date of expiration or lapsing of the last licensed patent right which MEPL would, but for the license granted in the Phenoxodiol License Agreement, infringe in any country in the geographical territory covered by the Phenoxodiol License Agreement by doing in that country any of the things set out in the Phenoxodiol License Agreement

2. In addition to the amounts above, beginning in 2006, an $8,000,000 annual milestone license fee is payable under the amended terms of the Phenoxodiol License Agreement for each calendar year ending December 31 during the exclusivity period of the license. The December 31, 2006 license fee has been deferred under the license amendment deed discussed below.

Termination

The Company may terminate the Phenoxodiol License Agreement at any time, by giving three months' notice to Novogen. The Company may also terminate the Phenoxodiol License Agreement if Novogen commits a breach of any of its material obligations under the Phenoxodiol License Agreement, becomes the subject of certain bankruptcy proceedings or is unable to lawfully perform its obligations. Novogen may terminate the Phenoxodiol License Agreement if the Company commits a breach of any of the Company's material obligations thereunder, becomes the subject of certain bankruptcy proceedings or is unable to lawfully perform its obligations. Novogen may also terminate the Phenoxodiol License Agreement immediately if a change of control, as defined therein, occurs without the consent of Novogen.

License Amendment Deed for Phenoxodiol

In June 2006, MEPL entered into an amendment deed to the Phenoxodiol License Agreement (the "License Amendment Deed for Phenoxodiol"). Pursuant to the original terms of the Phenoxodiol License Agreement, MEPL was required to pay an $8,000,000 license milestone fee to Novogen Research in December 2006. The License Amendment Deed for Phenoxodiol extends the date that the $8,000,000 license milestone fee is payable until the earliest receipt by MEPL of the first:

(i) approval by the U.S. Food and Drug Administration ("FDA") of a new drug application ("NDA") for phenoxodiol;

(ii) approval or authorization of any kind to market phenoxodiol in the United States; or

(iii) approval or authorization of any kind by a government agency in any other country to market phenoxodiol.

Upon receipt of any of the above (the "Approval Date"), MEPL must pay to Novogen, $8,000,000, together with interest on that amount from (and including) December 31, 2006, calculated at the bank bill rate. This milestone license fee replaces the December 31, 2006 milestone fee.

Further Amended and Restated License Agreement

In March 2007, MEPL and Novogen Research entered into another amendment deed to the Phenoxodiol License Agreement for the purpose of further amending and restating the Phenoxodiol License Agreement (the "Further Amended and Restated License Amendment").

The combined result of the License Amendment Deed for Phenoxodiol and the Further Amended and Restated License Agreement will be that upon the Approval Date, MEPL will be required to pay Novogen Research $8,000,000, together with interest on such amount from (and including) December 31, 2006 to (but excluding) the Approval Date. Thereafter, MEPL will be required to make license milestone fee payments of $8,000,000 to Novogen Research on December 31 of the year of the Approval Date and on December 31 of each year thereafter during the exclusivity period under the Phenoxodiol License Agreement.

No license fees under the Phenoxodiol License Agreement were accrued at June 30, 2007.

The License Agreement for NV-196 and NV-143

In May 2006, MEPL entered into a second license agreement with Novogen Research for two oncology compounds, NV-196 and NV-143 (the "NV-196 and NV-143 License Agreement"). Novogen Research has granted MEPL a world-wide, non-transferable license under its patents and patent applications and in its licensed know-how to conduct clinical trials and commercialize and distribute NV-196 and NV-143 products. The NV-196 and NV-143 License Agreement is exclusive until the expiration or lapsing of the last relevant Novogen patents or patent applications in the world and thereafter is non-exclusive. The NV-196 and NV-143 License Agreement grants the Company the right to make, have made, market, distribute, sell, hire or otherwise dispose of NV-196 and NV-143 products in the field of prevention treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications.

The Company is obligated to continue current and undertake further clinical trials of NV-196 and NV-143, and is responsible for paying for all materials necessary to conduct clinical trials. The Company must conduct all such trials diligently and professionally. The Company must use reasonable endeavors to design and conduct clinical trials to generate outcomes which are calculated to result in regulatory approval of NV-196 and NV-143 products. The Company must also keep proper records of all clinical trials and allow Novogen to inspect those records.

All intellectual property rights in the compounds, trial protocols, results of clinical trials, case report forms and any other materials used in the conduct of the clinical trials are assigned by the Company to Novogen and the Company may not publish the results of clinical trials without the prior written consent of Novogen. Each party must disclose to the other party developments, improvements, enhancements or new know-how in relation to the NV-196 and NV-143 products which are made or acquired by either party.

The Company may not sub-license, sub-contract or engage agents without the prior written consent of Novogen. Any proposed sub-contractors and agents must first agree in writing to comply with certain confidentiality obligations and to assign to Novogen all intellectual property rights in the Field created or acquired by them in the course of their engagement.

Marketing and Commercialization

The Company may market and commercialize NV-196 and NV-143 products under the NV-196 and NV-143 License Agreement in any manner that the Company thinks fit so long as the Company conducts any marketing and commercialization activities on a commercially reasonable basis in compliance with applicable laws and regulations. The Company must also comply with reasonable direction given to the Company by Novogen, act in a manner which the Company considers to be most beneficial to the interests of the Company and Novogen and otherwise act in good faith to Novogen. All advertising and promotional material must be submitted to Novogen for prior approval.

Fees, Charges and Costs

MEPL paid $1,000,000 to Novogen in May 2006 which was the first lump sum license fee payment due under the terms of the license agreement. Future amounts payable to Novogen under the terms of the license agreement are as follows:

1. MEPL must pay to Novogen the following milestone license fees upon the occurrence of the corresponding milestone as detailed below:

   (a) the first licensed product containing NV-196 to reach a milestone as described below; and

   (b) the first licensed product containing NV-143 to reach a milestone as described below.

   The milestone license fees are:

   (i) $1,000,000 on the date an investigational new drug application for the licensed product goes into effect or the equivalent approval of a government agency is obtained in another country. If this event does not occur before March 31, 2008 then this amount will be due on this date;

   (ii) $2,000,000 on the date of enrollment of the first clinical trial subject in a Phase II clinical trial of the licensed product. If this event does not occur before June 30, 2009, then this amount will be due on this date;

   (iii) $3,000,000 on the date of enrollment of the first clinical trial subject in a Phase III clinical trial of the licensed product. If this event does not occur before December 31, 2011, then this amount will be due on this date; and

   (iv) $8,000,000 on the date of first receipt of a NDA for the licensed product from the FDA or equivalent approval from a government agency in another country. If this event does not occur before December 31, 2013, then this amount will be due on this date.

2. MEPL must pay Novogen 5% of all net sales and 25% of commercialization income for the term of the license. The royalty rate is reduced by 50% if the licensed patent right in any country or territory expires, lapses, is revoked, does not exist or is assigned to MEPL and the product is entirely manufactured and supplied in such country.

3. Minimum royalties of $3,000,000 per year are payable following the date of the first receipt of an NDA for a licensed product from the FDA (or equivalent approval from a government agency in any other country) until the expiration of the term.

Termination

The Company may terminate the NV-196 and NV-143 License Agreement at any time by giving three months' notice to Novogen. The Company may also terminate the NV-196 and NV-143 License Agreement if Novogen commits a breach of any of its material obligations thereunder, becomes the subject of certain bankruptcy proceedings or is unable to lawfully perform its obligations. Novogen may terminate the NV-196 and NV-143 License Agreement if the Company commits a breach of any of the Company's material obligations under thereunder, become the subject of certain bankruptcy proceedings or is unable to lawfully perform its obligations. Novogen may also terminate the NV-196 and NV-143 License Agreement immediately if a change of control, as defined therein, occurs without the consent of Novogen.

As the NV-196 and NV-143 License Agreement may be terminated without penalty by MEPL by giving three months notice, the license fees due thereunder are recognized as an expense when the milestone event occurs.

The Amended and Restated Manufacturing License and Supply Agreement

In September 2003, MEPL entered into an amended and restated manufacturing license and supply agreement (the "Manufacturing License and Supply Agreement") with Novogen Laboratories Pty Limited ("Novogen Laboratories") pursuant to which MEPL granted to Novogen Laboratories, an exclusive, non-transferable sub-license to manufacture and supply phenoxodiol to the Company in its primary manufactured form. The Company and Novogen have each guaranteed the obligations of their respective subsidiaries under the Manufacturing License and Supply Agreement. See "Guarantee and Indemnity Agreement." Novogen must not sublicense its rights or engage agents or subcontractors to exercise its rights or perform its obligations under the Manufacturing License and Supply Agreement without the Company's prior written consent.

Supply of Phenoxodiol

The Company provides to Novogen rolling forecasts quarterly of the Company's estimated supply requirements for phenoxodiol, and issues purchase orders for phenoxodiol to Novogen specifying the volume of phenoxodiol required. Novogen must confirm the quantity that it is able to supply to fulfill the purchase order within five business days of receiving the purchase order. Novogen must then supply the volume of phenoxodiol it agreed to supply, and must otherwise use all reasonable endeavors to fulfill the purchase order. Novogen must manufacture and deliver phenoxodiol to the Company at a port nominated by the Company. Title to the phenoxodiol does not pass to the Company until the Company has paid the purchase price (as described below) and retention of title arrangements apply. The Company is not obligated to purchase any minimum amount of phenoxodiol from Novogen. The Company must also provide to Novogen at least one year's advance written notice of the date on which the phenoxodiol product will be first offered for sale commercially.

If Novogen materially and persistently fails to supply the amount of phenoxodiol ordered by the Company by the required date, the Company may manufacture (or engage a third party, without Novogen's consent, to manufacture) the amount of the shortfall of phenoxodiol until Novogen demonstrates that it is able to consistently supply phenoxodiol in accordance with the Company's requirements. In this case, Novogen must take all reasonable steps to make available to the Company or the third party, on commercial terms, the know-how necessary to enable that manufacture to occur.

Fees and Charges

The purchase price for phenoxodiol supplied is the total costs to Novogen plus a mark-up of 50%. The purchase price may be adjusted quarterly by Novogen by reference to the actual costs referred to above for the preceding quarter. If at any time the Company does not pay any amount due to Novogen, Novogen may suspend the supply of phenoxodiol to the Company until payment is received. Interest accrues daily on the outstanding balance of all overdue amounts payable to Novogen under the Manufacturing License and Supply Agreement.

At June 30, 2007, no amount was due and owing to Novogen under the Manufacturing License and Supply Agreement.

Manufacturing Developments and Improvements

Each party must disclose to the other any new developments, improvements and new know-how relating to the manufacture of phenoxodiol which are made or acquired by it during the term of the Manufacturing and Supply Agreement. All intellectual property rights in developments, improvements and new know-how made or acquired by Novogen are to be assigned to the Company. The Company must provide to Novogen such technical information and assistance as Novogen reasonably requests in order to exercise its rights and perform its obligations.

Each party acknowledges that nothing in the Manufacturing and Supply Agreement shall have the effect of transferring or assigning to Novogen any right, title or interest in any intellectual property rights in the phenoxodiol products licensed under the Manufacturing License and Supply Agreement.

Novogen agrees to notify the Company immediately on becoming aware of any infringement of the intellectual property rights in the licensed products or any claim by a third party that the activities of the parties under the Manufacturing License and Supply Agreement infringe such third party's intellectual property rights. If required, Novogen agrees to be a party to any proceedings brought by the Company in relation to any infringement of intellectual property rights in the licensed products and also agrees, at the Company's cost, to provide all reasonable assistance in relation to such proceedings and to execute such documents as the Company reasonably requires.

Novogen has taken the strategic decision not to manufacture commercial scale Active Pharmaceutical Ingredients (API) for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area. The contract facilities that have been identified are FDA licensed, have a track record of large scale API manufacture and have already invested in capital and equipment. The Company has completed the novation to MEPL of contracts that Novogen had entered into with third parties to develop a scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with cGMP (Current Good Manufacturing Practices) and to complete the analytical and stability work necessary for an NDA submission.

Termination

Either party may terminate the Manufacturing License and Supply Agreement immediately at any time if the other party becomes the subject of certain bankruptcy proceedings, becomes unable to carry out the transactions contemplated by the Manufacturing License and Supply Agreement or breaches its obligations and does not cure such breach within twenty-one days notice. The Company may also terminate the Manufacturing License and Supply Agreement immediately if the Phenoxodiol License Agreement expires or is terminated. Novogen may also terminate the Manufacturing License and Supply Agreement immediately if a change of control, as defined therein, occurs without the consent of Novogen.

Limitation of Liability

The liability of Novogen for breach of conditions or warranties imposed by statute is limited to the replacement of goods, supply of equivalent goods, repair or replacement value of goods or the re-supply or payment for re-supply of services.

The Amended and Restated License Option Deed

In September 2003, Novogen Research granted MEPL, an amended and restated license option deed (the "License Option Deed") which granted MEPL an exclusive first right to accept and an exclusive last right to match any proposed dealing by Novogen with its intellectual property rights with a third party relating to certain synthetic pharmaceutical compounds (other than phenoxodiol) developed by Novogen or its affiliates.

Option Compounds

The rights relate to all synthetic pharmaceutical compounds, known as option compounds, delivered or taken in all forms except topical applications (other than phenoxodiol, which is the subject of the license agreement), developed before or during the term of the License Option Deed, by or on behalf of Novogen or its affiliates, which have known applications in the Field of prevention, treatment or cure of cancer in humans.

Dealings in Option Compounds and Exercise of Rights

Novogen must not, and must ensure that its affiliates other than the Company do not, deal, solicit entertain or discuss dealings with any intellectual property rights in the Field or in relation to any option compounds without giving the Company an exclusive first right to accept and an exclusive last right to match any such dealing. If the Company exercises its first right to accept or last right to match, Novogen must deal with the intellectual property rights in favor of the Company on the terms and conditions proposed. The Company has fifteen business days to exercise those rights and, if the Company fails to do so, Novogen may deal with those intellectual property rights in favor of a third party provided that the terms are no more favorable to that third party than those first offered to the Company or which the Company declined to match.

Protection of Intellectual Property

Novogen must act in good faith toward the Company in relation to its obligations under the License Option Deed and must ensure that all persons involved in any research or development work in the Field in relation to option compounds assign all intellectual property rights relating to the option compounds to Novogen. Novogen must also ensure that its affiliates, other than the Company, do the same. Novogen continues to be solely responsible for the maintenance of any patent rights in the option compounds, which it may maintain and enforce at its sole discretion and expense.

Development Reports

Novogen must provide to the Company from time to time, and in no event less frequently than every six months, development reports relating to the clinical trials and development of option compounds, and must notify the Company immediately of any regulatory approvals granted and assessments made by any government agency.

Term and Termination

The term of the License Option Deed is sixteen years from the commencement date of the agreement, unless terminated earlier. The Company may terminate the License Option Deed at any time on three months' notice to Novogen. Either party may terminate the License Option Deed immediately at any time if the other party becomes the subject of certain bankruptcy proceedings, becomes unable to carry out the transactions contemplated by the agreement or breaches its obligations and does not cure such breach within twenty-one days notice.

Novogen may also terminate the License Option Deed immediately if a change of control, as defined in the license option License Option Deed, occurs without the consent of Novogen.

The Amended and Restated Services Agreement

In September 2003, Novogen, the Company and MEPL entered into an amended and restated services agreement (the "Services Agreement") pursuant to which Novogen has agreed to provide a range of services to the Company, or ensure that its subsidiaries provide those services.

These services include providing general assistance and advice on research and development and commercializing phenoxodiol products and other compounds in which the Company may acquire intellectual property rights in the future, such as option compounds in relation to which the Company has exercised its rights under the License Option Deed.

Novogen's obligations also include providing, within the agreed budgets described below, the Company's needs with respect to secretarial, marketing, finance, logistics, administrative and managerial support. Novogen also plans, conducts and supervises pre-clinical and clinical trials with phenoxodiol and with other compounds in which the Company has intellectual property rights. Novogen provides scientific and technical advice on management of pre-clinical and clinical research programs undertaken by the Company and manages such research provisions. The Company has guaranteed the obligations of the Company's subsidiary under the services agreement. See "Guarantee and Indemnity Agreement."

Novogen may not sub-contract the provision of any part of the services without the Company's prior written consent.

Fees for Services

The Company pays services fees to Novogen on a monthly basis in accordance with an agreed annual budget. At the beginning of each financial year Novogen prepares a budget estimate for the Company with respect to the percentage of time spent by Novogen's employees and consultants in the provision of services to the Company in the previous financial year and any relevant considerations which are likely to influence the time spent for the following financial year. Each estimate must include the remuneration paid by Novogen to each person expected to provide the services and the percentage of time Novogen expects those persons will spend on the Company's business, the allocated on-costs attributable to each person, a premises rental charge and a charge for asset usage and general overheads. The total estimate is to be the sum of these charges plus a mark-up of 10%. The Company also pays Novogen's reasonable out of pocket expenses incurred in providing the services to the Company. At the end of the fiscal year an adjustment is made to reflect actual costs incurred where they differ from budget.

At June 30, 2007, $177,000 was due and owing to Novogen under the Services Agreement.

Intellectual Property and Confidentiality

All intellectual property rights created by Novogen in the performance of the services for or at the request of the Company are licensed to the Company. Each party also has obligations to the other party to honor the other's confidential information.

Termination

The Company may terminate its rights and obligations under the Services Agreement on three months' written notice to Novogen. Either the Company or Novogen may terminate the Services Agreement immediately at any time if the other party becomes the subject of certain bankruptcy proceedings, becomes unable to carry out the transactions contemplated by the Services Agreement, breaches its obligations and does not cure such breach within twenty-one days notice or if a change of control in the other party occurs. Novogen may also terminate the Services Agreement immediately if a change of control, as defined in the Services Agreement, occurs without the consent of Novogen.

Guarantee and Indemnity Agreement

In May 2002, the Company entered into a guaranty and indemnity agreement (the "Guaranty and Indemnity Agreement") with MEPL, Novogen, Novogen Research and Novogen Laboratories pursuant to which the Company has guaranteed the payment and performance of the obligations of MEPL, to Novogen and its subsidiaries, Novogen Laboratories and Novogen Research, under the Phenoxodiol License Agreement, the Manufacturing License and Supply Agreement and the Services Agreement. Novogen has guaranteed the performance of the obligations of Novogen Research under the Phenoxodiol License Agreement and the obligations of Novogen Laboratories under the Manufacturing License and Supply Agreement to MEPL. Each of the Company's and Novogen's obligations in the guarantee and indemnity agreement are absolute, unconditional and irrevocable.

Indemnification

The Company and Novogen have each agreed to indemnity the other if either of the Company's respective subsidiaries default in the performance of any obligation under the license agreement, the manufacturing license and supply agreement or the services agreement. The defaulting party must indemnify the other against all losses, liabilities and expenses, including legal expenses on a full indemnity basis, incurred, directly or indirectly, as a result of that default. The party in default must pay the amount of those losses, liabilities and expenses on demand to the non-defaulting party. Furthermore, if Marshall Edwards Pty Limited defaults on its payment obligations, the Company must pay that money as directed by Novogen.

Termination

This agreement is a continuing obligation, and remains in full force until all the guaranteed obligations have been irrevocably paid and performed in full.

AUDIT COMMITTEE REPORT

The Audit committee of the Board of Directors has furnished the following report on its activities during the fiscal year ended June 30, 2007. The report is not deemed to be "soliciting material" or "filed" with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing under the Securities Act or the Exchange Act except to the extent that the Company specifically incorporates it by reference into any such filing.

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial reporting process, principles and internal controls as well as preparation of the Company's financial statements. The Audit Committee is comprised of Mr. Stephen Breckenridge (chairman), Mr. Philip Johnston, Professor Bryan Williams and Professor Paul Nestel, each of whom is an independent director as defined by the applicable Nasdaq and SEC rules. The Audit Committee held 5 meetings during the fiscal year ended June 30, 2007.

In fulfilling its responsibilities, the Audit Committee appointed independent auditors BDO Kendalls (NSW) for the fiscal year ended June 30, 2007. The Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their Audit. The Audit Committee also reviewed and discussed with the independent auditors and with management the Company's audited financial statements and the adequacy of the Company's internal controls. The Audit Committee met with the independent auditors, without management present, to discuss the results of the Company's independent auditor's audits, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. Although the Audit Committee has the sole authority to appoint the independent auditors, the Audit Committee will continue its practice of recommending that the Board of Directors ask the stockholders, at their annual meeting, to ratify their appointment of the independent auditors.

The Audit Committee monitored the independence and performance of the independent auditors. The Audit committee discussed with the independent auditors the matters required to be discussed by Statements on Auditing Standards No 61 as amended by Statements on Auditing Standards No 90 (Communication with Audit Committees). The Company's independent auditors have provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee has discussed with the independent auditor and management the independent auditor's independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 for filing with the SEC.

Mr. Stephen Breckenridge
Mr. Philip Johnston
Professor Bryan Williams
Professor Paul Nestel

INDEPENDENT AUDITORS' FEES

The following presents aggregate fees billed to the Company for the fiscal years ended June 30, 2007 and June 30, 2006 by BDO, the Company's independent auditors and principle outside accountants.

Audit Fees

Audit fees were $92,500 and $78,000 for the years ended June 30, 2007 and June 30, 2006, respectively. The fees were for professional services rendered for audits of the Company's annual consolidated financial statements and for reviews of the Company's quarterly reports on Form 10-Q.

Audit Related Fees

Audit Related Fees were $10,000 for the year ended June 30, 2007 for professional services rendered in connection with the preparation of the Company's Registration Statement on Form S-3. There were no audit related fees for the fiscal year ended June 30, 2006.

Tax Fees

Tax fees were $2,670 and $2,550 for the years ended June 30, 2007 and June 30, 2006, respectively. Tax fees were incurred in connection with the preparation of tax returns.

All Other Fees

There were no other fees for the year ended June 30, 2007. There were fees of $5,700 billed by BDO for the year ended June 30, 2006 in connection with the Company's removal of the previously reported material weakness in internal control over financial reporting and disclosure controls.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and the procedure for pre-approving all audit and non-audit services to be performed by the Company's independent auditors. The policy requires pre-approval of all services rendered by the Company's independent auditors either as part of the Audit Committee's approval of the scope of the engagement of the independent auditors or on a case by case basis.

The services provided for 2007 were 88% audit services, 10% audit related fees, 2% tax fees and 0% all other fees.

The services provided for 2006 were 90% audit services, 0% audit related fees, 3% tax fees and 7% all other fees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who beneficially own more than 10% of the Common Stock of the Company to file initial reports of ownership of such securities and reports of changes in ownership of such securities with the SEC. Such officers, directors and 10% stockholders of the Company are also required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms furnished by such persons, the Company believes that, for the fiscal year ended June 30, 2007, officers, directors and 10% stockholders filed all required 16(a) forms on a timely basis.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For the fiscal year ended June 30, 2007, the members of the Remuneration Committee were Mr. Philip Johnston, Professor Bryan Williams, Mr. Stephen Breckenridge and Professor Paul John Nestel. All of the

Remuneration Committee members during the fiscal year ended June 30, 2007 were non-employee directors and not former officers. No member of the Remuneration Committee had any relationships requiring disclosure by the Company pursuant to the SEC's rules requiring disclosure of certain relationships and related party transactions. No executive officer of the Company has served on the Remuneration Committee of any other entity that has, or has had, one or more executive officers serving as a member of the Company's Board of Directors.

COMPENSATION COMMITTEE REPORT

The Remuneration Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Mr. Philip Johnston
Professor Bryan Williams
Mr. Stephen Breckenridge
Professor Paul John Nestel.

CODE OF ETHICS

The Company has adopted a Code of Business and Ethics policy that applies to the Company's directors and employees (including the Company's principal executive officer and the Company's principal financial officer), and has posted the text of the Company's policy on its website at www.marshalledwardsinc.com.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

Stockholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in next year's proxy statement, must submit such proposals in writing addressed to the Company's Secretary and such proposals must be received at the Company's executive offices at 140 Wicks Road, North Ryde Sydney NSW Australia 2113 no later than the close of business on July 2, 2008. Stockholder proposals for inclusion in next year's annual proxy which are not submitted in accordance with Rule 14a-8, will be considered untimely if such proposals are not received by the Company's Secretary by the close of business on September 16, 2008.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

Only one copy of the Company's most recent Annual Report on Form 10-K and this Proxy Statement is delivered to two or more stockholders who share an address unless the Company or its agent has received contrary instructions from one or more of the stockholders. To request that separate copies of these documents be delivered, stockholders can contact the Company's registrar or transfer agent by mail at: Computershare Investor Services LLC, P.O. Box A3504, Chicago, Illinois 60690-3504; or by telephone at: (312) 360-5494. You may also contact the Company's transfer agent if you received multiple copes of the annual meeting materials and would prefer to receive a single copy in the future.

GENERAL

Management does not intend to bring any business before the meeting other than the matters referred to in the accompanying notice. If, however, any other matters properly come before the meeting, it is intended that the persons named in the accompanying proxy will vote pursuant to the proxy in accordance with their best judgment on such matters.

A copy of the Company's most recent Annual Report on Form 10-K is available on the Company's website at www.marshalledwardsinc.com or can be made available without charge upon written request to: Marshall Edwards, Inc., 140 Wicks Road, North Ryde, New South Wales 2113, Australia, Attention: Secretary.

OTHER INFORMATION

The Company will pay all costs, estimated at $20,000, in the aggregate, of soliciting proxies for the Annual Meeting. Computershare Investor Services, LLC, the Company's transfer agent, is assisting the Company in the mailing of the proxies for an approximate fee of $16,000. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. Proxy cards and materials will also be distributed to beneficial owners of Common Stock through brokers, custodians, nominees and other like parties, and the Company expects to reimburse such parties for their charges and expenses.

BY ORDER OF THE BOARD OF DIRECTORS



David R. Seaton
Chief Financial Officer and Secretary
Marshall Edwards, Inc.

CORPORATE INFORMATION

Board of Directors and Executive Officers

Bryan Williams
Non-Executive Chairman
Director
Monash Institute of Medical Research

Christopher Naughton
President and Chief Executive Officer, Director

Managing Director
Novogen Limited

Chairman
Glycotex, Inc.

David Seaton
Chief Financial Officer and Secretary

Chief Financial Officer
Novogen Limited

Director
Glycotex, Inc.

Stephen Breckenridge
Director

Managing Director
Breckenridge Consulting Pty Ltd.

Paul Nestel
Director
Senior Principal Research Fellow and Head of
Cardiovascular Nutrition Laboratory
Baker Medical Research Institute

Philip Johnston
Director

Chairman
Novogen Limited

Director
Glycotex, Inc.

Director
Lipa Pharmaceuticals Limited

William D. Rueckert
Director

Director
Glycotex, Inc.

Managing Member
Oyster Management Group LLC

Director
Emergency Filtration Products, Inc.

Outside Legal Counsel
Morgan, Lewis & Bockius LLP
New York, NY

Independent Auditors
BDO Kendalls (NSW)
Australia

Transfer Agent
Computershare Investor Services, LLC
Chicago, IL

Investor Relations
Investor Relations
Marshall Edwards, Inc.
140 Wicks Road
North Ryde, New South Wales 2113
Australia
www.marshalledwardsinc.com

Annual Meeting

The Annual Meeting of Stockholders will be held on Wednesday, December 19, 2007, at 1:00 pm (local time) at the offices of Morgan, Lewis & Bockius LLP, located at One Market, Spear Street Tower, San Francisco, California 94105

END